SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WHITEHALL JEWELLERS, INC.
(Name of Subject Company)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Lori Anne Czepiel, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin Brown & Wood LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information
      (a) The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9” or this “Statement”) relates is Whitehall Jewellers, Inc., a Delaware corporation (“Whitehall,” or the “Company”). The address and telephone number of the Company’s principal executive offices are 155 N. Wacker Drive, Suite 500, Chicago, Illinois 60606, (312) 782-6800.
      (b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) of which there were 16,763,215 Shares outstanding as of December 9, 2005.

Item 2.	Identity and Background of Filing Person
      (a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website is www.whitehalljewellers.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.
      (b) This Schedule 14D-9 relates to the tender offer by JWL Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Newcastle Partners, L.P., a Texas limited partnership (“Newcastle” or “Parent”), pursuant to which the Purchaser has offered to purchase all outstanding shares of Common Stock for $1.20 per Share, net to the seller in cash (such amount, or any greater amount per Share paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the body of the Schedule TO and the other exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2005 by Purchaser and Parent (as amended from time to time, the “Schedule TO”).
      The Offer is contingent upon a number of material substantive conditions, including the following:

(i) a refinancing, acceptable to Newcastle, of the approximately $140 million outstanding under the Company’s senior credit facility (together with a substantial prepayment or early termination fee), or a consent from the senior lenders;

(ii) the Company’s Board of Directors (the “Board of Directors” or “Board”) approving replacement financing to be provided by Parent of the Company’s existing $30 million bridge loan financing (plus a $1.2 million exit fee) with financial terms no less favorable to the Company than the existing financing, but with no warrants, conversion rights, or other equity components;

(iii) that no material adverse change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that is or may be materially adverse to the Company or any of its affiliates, and Newcastle does not become aware of any facts that have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Newcastle or any of Newcastle’s affiliates;

(iv) that Newcastle does not become aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Newcastle or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in Newcastle’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Newcastle or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Newcastle or its consummation of a merger or other similar business combination involving the Company);

(v) there being validly tendered and not withdrawn before the January 4, 2006 a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

(vi) the termination of the Securities Purchase Agreement, dated as of October 3, 2005 (the “Prentice Agreement”), between the Company, PWJ Funding LLC and PWJ Lending LLC, affiliates of Prentice Capital Management LLC (together, “Prentice”) and Holtzman Opportunity Fund, L.P. (“Holtzman” and, together with Prentice, the “Investors”) pursuant to which the Company has agreed to sell up to $50 million of Secured Convertible Notes (the “Notes”) to the Investors (together with the series of transactions contemplated thereby, the “Prentice Financing”);

(vii) stockholder rejection of the conditions to consummation of the Prentice Agreement, including the issuance of Shares for the conversion of the Notes, the 1-for-2 reverse stock split, and the election of the directors nominated by the Investors under the Prentice Agreement;

(viii) the Company’s Board of Directors redeeming the Rights or Parent being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter; and

(ix) Newcastle being satisfied that Section 203 of the Delaware General Corporation Law (“DGCL Section 203”) is inapplicable to the Offer and the potential merger thereafter.

      As set forth in the Schedule TO, the business address and telephone number of the Purchaser and Parent are 300 Crescent Court, Suite 1110, Dallas, Texas 75201, (214) 661-7474.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
      Except as described in this Schedule 14D-9, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Newcastle, the Purchaser or their respective executive officers, directors or affiliates.
      The information contained in Item 4 below is incorporated herein by reference. In addition, the information contained in Annex A to this Statement is incorporated herein by reference, which includes information from the following sections of Annex A: “Compensation of Directors”; “Executive Compensation”; “Severance and Employment Agreements”; “Security Ownership of Certain Beneficial Owners and Management”; and “Certain Relationships and Related Transactions.” In considering the recommendation of the Board of Directors with respect to the Offer, the Company’s stockholders should be aware that certain executive officers and directors of the Company and certain other parties have interests in the Offer that are described in the sections that are incorporated herein by reference that may present them with certain potential conflicts of interest.
      The Board was aware of the foregoing and considered them along with other matters described below in Item 4(b)(ii) “The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendation — Reasons for the Recommendation.”
      Any information contained in the pages incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Statement to the extent that any information contained herein modified or supersedes such information.

Parent’s Ownership in the Company
      According to the Schedule 13D, filed by Parent with the SEC on October 26, 2005, as amended from time to time, Parent beneficially owned 2,018,400 Shares representing, as of December 9, 2005, approximately 12.04% of the Company’s outstanding Shares.
Cash Consideration Payable Pursuant to the Offer
      If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 9, 2005, the directors and executive officers of the Company were deemed to beneficially own in the aggregate 819,987 Shares (excluding unvested options or restricted stock awards). If the directors and executive officers were to tender all of the Shares which they are deemed to beneficially own for purchase pursuant to the Offer, and those Shares were accepted for purchase and purchased by Newcastle, the directors and executive officers would receive an aggregate of approximately $983,984 in cash for such Shares. As discussed below in Item 4(c), to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.
Accelerated Vesting of Certain Company Stock Options and Restricted Stock Awards
      If the Offer is consummated, all unvested options or restricted stock awards held by the directors and executive officers would vest. See “Security Ownership of Certain Beneficial Owners and Management” from Annex A, which is incorporated by reference into this Item 3.
Interests of Certain Directors and Executive Officers
      In connection with the approval of the Prentice Financing, it was determined by the Board of Directors that the Prentice Financing might constitute a “change in control” under the severance agreements with Mr. John Desjardins, Executive Vice President and Chief Financial Officer, and Mr. Matthew Patinkin, Executive Vice President, Operations, triggering certain rights arising thereunder to the employees. In addition, the Board noted that Ms. Lucinda M. Baier, the former President and Chief Operating Officer, had the right under her employment agreement to resign in October 2005 (which she exercised) and to receive certain severance payments upon such resignation. Without the making of the Bridge Loan (as defined below), which was executed in connection with the Prentice Financing, the Company’s ability to make such severance payments to Ms. Baier would have been highly questionable.
      In addition, it is likely that transactions contemplated under the Offer would cause a “change in control” under the severance agreements between the Company and Messrs. Desjardins and Patinkin and, therefore, each of Messrs. Desjardins and Patinkin have an interest in the Offer.
      Under the terms of his employment agreement, Mr. Robert L. Baumgardner, Whitehall’s Chief Executive Officer and Director nominee, upon the closing of the sale of the Notes, will receive an award of options equal to 2% of the number of Shares for which the Notes would then be convertible. In addition, it is likely that that transactions contemplated under the Offer would constitute a “change of control” under the employment agreement with Mr. Baumgardner, which would give Mr. Baumgardner the right to terminate his employment for “good reason.” If Mr. Baumgardner terminates his employment for good reason, he would be entitled to receive his base salary and, if he executes a mutual release and non-disparagement agreement, target annual bonus payments and health and dental insurance for a period of 12 months. Therefore, Mr. Baumgardner may have an interest in the Prentice Financing being approved by the Board of Directors.
      See “Severance and Employment Agreements” from Annex A.
      The Company’s Board was aware of these interests and considered them, among other matters, in making its recommendation with respect to the Offer.

      The Company’s charter documents provide (and for some time have provided) that to the fullest extent permitted by the DGCL, no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Company’s directors and officers are also (and for some time have been) covered by directors’ and officers’ insurance against indemnification expenses.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation and Recommendation
      As described below, the Board voted unanimously to recommend that the Company’s stockholders reject the Offer by Newcastle, in light of the issues described in Item 4(b) below and the unresolved information requests the Board has made of Newcastle to determine the feasibility of Newcastle satisfying its material substantive conditions (including with respect to its financing for the Offer and refinancing the Company’s debt). However, Whitehall plans to have discussions with Newcastle in an attempt to secure from Newcastle the information needed to evaluate whether the Offer can be deemed to be fair to, advisable to and in the best interests of the Company and its stockholders. No assurance can be given that the Company will be successful in securing the information requested of Newcastle. The Company intends to update its recommendation to its stockholders in the event that there are any changes in the Board’s recommendation.
      The balance of this Item 4 summarizes events that led to the Offer, certain potential benefits and risks that, in the view of the Board, are associated with accepting the Offer or failing to accept the Offer, and the Board’s discussions with its legal and financial advisors.

(b)	Background of the Offer; Reasons for Recommendation

(i)	Background
      In January 2005, Newcastle contacted the Company to seek representation on the Board of Directors. At Newcastle’s request, the Company interviewed a number of candidates, including Mr. Mark E. Schwarz, a principal of Newcastle. The Company was interviewing director candidates as a result of a September 28, 2004 non-prosecution agreement with the U.S. Attorney, pursuant to which the Company was required to expand its Board of Directors by two people, with one person having a financial background and another having a legal background.
      On April 19, 2005, Newcastle and its affiliates filed a Schedule 13D with the SEC indicating it owned 2,018,400 shares of Common Stock as of April 15, 2005, representing 14.5% of the Company’s outstanding shares. In this filing, Newcastle stated, among other things, that it intended to enter into discussions with management on the performance of the Company and to seek representation on the Board.
      On June 23, 2005, Whitehall announced the election of Steven J. Pully, the President of Newcastle Management, L.P., as a director of the Company. On or around July 5, 2005, Mr. Pully was elected as nonexecutive Chairman of the Board. He served as Chairman of the Board until November 10, 2005. The Board and the search firm that was charged with finding new directors agreed that Mr. Pully could satisfy either the financial or legal background requirement under the non-prosecution agreement in light of Mr. Pully’s experience as an investor, CFA, CPA and attorney.
      On July 12, 2005, the Board formed a special committee of the Board of Directors consisting of Daniel H. Levy (Chairman), Richard K. Berkowitz and Sanford Shkolnik (the “Special Committee”) to consider potential financing proposals in light of Newcastle’s interest in being a potential source of financing and Mr. Pully’s status as Chairman of the Board. Mr. Pully did not participate in the consideration of the formation of the Special Committee and subsequently questioned the role ultimately assigned to the Special Committee. Mr. Pully felt that the role of the Special Committee should have been limited to determining the fairness of any financing proposals but not the body that determines whether the Company needs to complete a financing, which party to complete a financing with and when a financing should be completed. The Special Committee was authorized to analyze and negotiate any proposal before it was brought before the Board for approval.
      Mr. Pully did not attend the portion of the meeting where the creation of the Special Committee of the Board of Directors was discussed and established. Mr. Pully departed the meeting, as planned, to meet with a prospective Chief Executive Officer candidate for the Company. Mr. Pully did not have reason to believe prior to departing the meeting that a special committee would be discussed or established. At a meeting of the Board of Directors on June 30, 2005, Mr. Pully suggested that additional financial analysis be conducted in connection with the updating of the Company’s assessment of its financing needs. Significant additional financial analyses were undertaken by the Company in connection with the Board’s direction. Mr. Pully has told the Company that he believes that financial analysis either stopped or slowed considerably after the formation of the Special Committee. The Board does not agree with Mr. Pully’s view. Financial analyses continued after the establishment of the Special Committee. The majority of the communication of these analyses were shared with the Special Committee, not the full Board, because Newcastle was a possible participant in certain financing alternatives. These analyses were predicated on the belief of the Board of Directors that retention of a new Chief Executive Officer constituted an important part of the Company’s investment thesis.
      During July 2005 and thereafter, the Board continued to review various issues confronting the Company, including the possibility of raising additional funds and the advisability of selling or closing underperforming stores. During this period, the Company discussed with the agents for its credit facility its plans to seek additional equity or quasi-equity financing (i.e., convertible debt) and the consideration of potential store closings in light of the Company’s weak results throughout 2005. During this period, Newcastle and Reed Conner & Birdwell LLC, another substantial stockholder (“RCB”), indicated that they were interested in providing additional financing to the Company but did not present specific proposals.
      On August 10, 2005, the Company announced that it had entered into an employment agreement with Ms. Beryl Raff as its Chief Executive Officer. The search for a new chief executive officer had been led by Mr. Pully, as the Chairman of the Board, and Mr. Pully initiated contact with Ms. Raff on behalf of the Company. On August 10, 2005, Ms. Raff also was elected a director, effective upon her commencing full-time service. Due to notice periods in her agreement with her employer, Ms. Raff was not expected to commence full-time service with the Company until mid-September.
      During the period from August 10 through September 5 of 2005, Company management and members of the Board of Directors engaged in discussions with Ms. Raff concerning Company matters, including revision of its projections, merchandising strategy, potential new hires, financing alternatives, possible store closings and potential extension of maturity or other revisions to its credit facility, among other things. Discussions were also held with the lenders serving as agents for the credit facility, Newcastle and RCB as well as certain other potential investors. Discussions also took place with some significant vendors as to the need for vendor support or a restructuring of obligations to vendors. As a result of management’s analysis, views expressed by Ms. Raff, continued poor financial results and these discussions, the Company’s projections of future performance were reduced, and management estimated that approximately $40-50 million of financing was needed to be raised for the Company to meet its liquidity needs.
      During this period, discussions were held with Newcastle and RCB about potential equity financings, such as the sale by the Company of equity to them in a private transaction or a rights offering of Common Stock in which all stockholders would be offered the opportunity to subscribe for shares of Common Stock at a 20% discount to the average market price of the Common Stock over a period of time prior to the commencement of the rights offering. It was contemplated that Newcastle and RCB would provide back-up commitments to buy shares not otherwise purchased. No firm offer was made by either Newcastle or RCB. Also during this period, Newcastle declined to make any firm financial proposals, despite the Company’s repeated requests that it do so. In addition, as a director Mr. Pully discouraged the efforts of Company management to obtain convertible debt financing from other sources.

      On August 23, 2005 the Company hired Standard & Poor’s Corporate Value Consulting (which is now a part of Duff & Phelps, LLC, and hereinafter referred to as “Duff & Phelps”), to serve as a financial advisor to the Special Committee and the Board of Directors in connection with the consideration of financing proposals.
      On September 7, 2005, Ms. Raff informed the Company that she had resigned all positions with the Company and was returning the compensation paid to her. The Board of Directors met, and steps were taken to try to contact Ms. Raff and her counsel to request that she withdraw the letter. These efforts were unsuccessful.
      Later on September 7, 2005, Mark E. Schwarz, a principal of Newcastle, sent to the Special Committee a nonbinding financing proposal dated September 6, 2005. This proposal contemplated the issuance of $45 million in convertible notes, bearing interest at 20% per annum, payable quarterly partly in kind (i.e., through the issuance of additional notes) and partly in cash. These notes would be convertible into Common Stock at a rate equal to the average price of the Common Stock for the ten business days preceding the first interest payment date (or, in the case of notes issued as payment-in-kind for interest, the ten business days preceding the relevant interest payment date). These notes would be secured by a security interest in the Company’s assets junior to that held by the banks. The proposal contemplated that the Company would issue to Newcastle warrants to acquire 20% of the Company’s shares on a fully-diluted basis in connection with the note financing with an exercise price of $0.01 per share. The proposal also contemplated that the interest rate on the notes increase to 25% per annum if stockholder approval of the share issuances upon conversion of the notes was not procured.
      On September 8, 2005, the Company issued a press release announcing Ms. Raff’s resignation. The press release indicated that the Company was reviewing its financial situation in light of current and forecasted operating results and management changes and that it believed it needed additional capital to support its operations. The release noted that the Company was evaluating financing alternatives and seeking payment extensions from vendors and had slowed the payment of accounts payable. The release discussed the Company’s planned retention of restructuring professionals as well as the need to pursue other alternatives, such as a restructuring of its obligations, if its efforts to procure additional financing were not successful. Finally, the release noted that the Company did not expect to be able to file its Quarterly Report on Form 10-Q for its second fiscal quarter on a timely basis and that it expected to report a net loss for that quarter. After this press release was issued, the Company’s stock price fell dramatically.
      The Company commenced arbitration proceedings against Ms. Raff on September 27, 2005 seeking to enforce the non-competition provision and to recover damages based on Ms. Raff’s resignation in light of the obligations under her employment agreement. This matter has been settled and any net proceeds from such settlement are not material.
      Over the next few weeks, the Company also initiated and engaged in discussions with Prentice, among others, regarding a proposed bridge loan financing to the Company that would be refinanced with a larger convertible note transaction. At the same time, Prentice, along with representatives of the Company, engaged in discussions with the Company’s senior lenders and key trade creditors with the goal of reaching a comprehensive agreement regarding financing for the Company and the resumption of key shipments of merchandise by the Company’s key suppliers.
      On September 12, 2005, Newcastle submitted to the Special Committee a nonbinding proposal for an issuance of $35 million of convertible notes. These notes would have a maturity of three years, bear interest at 15% per annum (5% per annum payable in cash and 10% per annum payable in kind through the issuance of additional notes) and be secured by a security interest in the Company’s assets junior to that securing the Company’s credit facility. Under the proposal, the Company would issue to Newcastle 10-year warrants for 19.9% of the outstanding Common Stock, exercisable at $0.01 per share, and $10 million of the notes would be convertible into 90% of the fully diluted Common Stock (after dilution from the warrants). The proposal also provided that the interest rate on the notes would increase to 24% per annum (5% per annum payable in cash and 19% per annum payable in kind through the issuance of new notes) if stockholder approval of the equity issuance was not received within 120 days of closing. This proposal expired on September 15, 2005.
      On September 14, 2005, the Company’s bank lenders alleged that the Company was in default under its credit facility and, as a result, the banks were not obligated to make further advances. Therefore, the banks took the position that any further advances were discretionary. The banks also reserved their rights and remedies with respect to the alleged defaults, including the right to accelerate the obligations of the Company under the credit facility and to foreclose on the assets of the Company. On September 14, 2005, representatives of the banks also indicated that the lenders would not provide any further advances unless the Company had entered into a letter of intent with a financing source. The banks also indicated in several discussions that they were not interested in providing debtor-in-possession financing to the Company if it should file for bankruptcy protection. Based in part upon consideration of the banks’ position that they were not interested in providing debtor-in-possession financing and considering the security interest held by the banks in substantially all of the Company’s assets, the Company concluded that there was a significant possibility that a bankruptcy filing by the Company could result in a liquidation, rather than a reorganization, of the Company.
      The banks provided some additional funding but continued to express substantial concern that the Company needed to accept a financing proposal. They indicated that, from the banks’ perspective, in light of the Company’s financial position, unless the Company had entered into a term sheet for additional financing, not later than September 21, 2005, the banks would be unwilling to advance any additional funds.
      On September 18, 2005, Newcastle submitted to the Special Committee another nonbinding proposal for an issuance of $35 million of convertible notes. The terms of this proposal were almost identical to the terms of the September 12, 2005 proposal, except that this proposal added a 1.5% fee to Newcastle ($525,000) upon the funding of the convertible notes and a non-refundable payment of $150,000 to Newcastle for reimbursement of its fees and expenses, plus an agreement to pay any additional fees and expenses. This proposal expired on September 19, 2005.
      Over the course of September 20 and 21, 2005, Newcastle made further written and oral modifications to its proposal. The final September 21, 2005 proposal from Newcastle contemplated the issuance of up to $45 million of convertible notes and a $30 million bridge loan facility. These notes would have a maturity of three years, bear interest at 15% per annum (5% per annum payable in cash and 10% per annum payable in kind through the issuance of additional notes) and be secured by a security interest in the Company’s assets junior to that securing the Company’s credit facility. The first $35 million of the notes were to be issued in connection with the refinancing of the bridge loan and an additional $10 million were issuable at the Company’s option. In conjunction with these $10 million in notes, upon the issuance thereof, the Company was to issue to Newcastle 10-year warrants exercisable at $1.50 per share for 10 million shares of Common Stock. In conjunction with the bridge loan, Newcastle would also be issued 10-year warrants for 19.9% of the outstanding Common Stock, exercisable at $0.01 per share. Newcastle was to receive a 2.00% fee for the bridge loan and a 1.00% fee upon funding of the convertible notes. The bridge loan was to mature at the earlier of (i) 120 days from funding or (ii) stockholder approval of the convertible notes. This proposal expired on September 21, 2005.
      During the period between September 15, 2005 and September 21, 2005, Prentice made a series of written proposals and oral modifications thereto addressing issues of concern raised by the Board and the Special Committee with the Prentice Financing. The final September 21, 2005 proposal from Prentice contemplated a term sheet with Prentice (the “Prentice Term Sheet”), which the Company signed on September 21, 2005 providing that Prentice and other participating investors would agree to provide a bridge loan to the Company in the aggregate amount of $30 million and, in connection therewith, would receive warrants to purchase approximately 20% of the Common Stock and purchase $50 million in convertible secured notes subject to a number of conditions. The notes were to have a 3-year term, bear interest at 15% per annum, payable quarterly, payable in cash or additional shares of Common Stock at the Company’s option. The Prentice Term Sheet contemplated that the notes would be convertible into

Common Stock and that Prentice and the other investors would receive 7-year warrants for Common Stock (the “Series B Warrants”) with an exercise price equal to 110% of the conversion price of the notes. The Prentice Term Sheet provided that Prentice would have the right through the conversion of the notes, shares issued as interest on the notes and through the exercise of the warrants, to acquire 87% of the Common Stock. The Prentice Term Sheet contemplated that the bridge loan be made and the warrants for 19.9% of the Common Stock be issued. Both the bridge loan and the convertible notes were to be secured by a security interest in the Company’s assets junior to that held by the banks. The Prentice Term Sheet was nonbinding, except that the Company was required to deal exclusively with Prentice through September 24, 2005 (which was subsequently extended), give Prentice access to certain information and bear Prentice’s expenses.
      On September 21, 2005, the Special Committee met by telephone with management and representatives of Shaw Gussis Fishman Glantz Wolfson & Towbin LLC (“Shaw Gussis”), as refinancing counsel, FTI Consulting, Inc. (“FTI”), as financial advisor to restructuring efforts, and Duff & Phelps to discuss the pending proposals from Newcastle and Prentice. Duff & Phelps had prepared an analysis of the two offers and their respective impacts on stockholder dilution. Duff & Phelps also provided some analysis of liquidity created by the two proposals. A lengthy and detailed discussion of the two proposals occurred, with focus on the terms of the proposals, the potential reactions from the vendors and the banks, conditions to closing and the time needed to close. After soliciting and receiving input from management, Shaw Gussis, Duff & Phelps and FTI, the Special Committee determined that the economics of the Prentice offer (including the fact that the Prentice proposal offered $5 million more in financing than the Newcastle offer) were at least somewhat superior to that of Newcastle, the vendors and lenders were both clearly comfortable with Prentice and had not expressed similar support for a transaction with Newcastle, the intense pressure being applied to the Company by the banks to execute a term sheet with some party that day required prompt action, and Prentice appeared to be in a position to move promptly toward closing. The final conclusion of the Special Committee was that it should recommend to the Board of Directors that the Company sign the Prentice Term Sheet.
      On September 21, 2005, the Board convened to discuss the financing proposals submitted by Prentice and Newcastle and voted to authorize and direct management to execute the Prentice Term Sheet at the recommendation of the Special Committee and to consider taking action thereon. Mr. Pully expressed concerns about the unlimited nature of the Prentice expense reimbursement provision, the inclusion of an exclusivity provision, his view that there was greater stockholder dilution under the Prentice proposal than under the Newcastle proposal and the existence of a material adverse change (of or in) condition, among other things. The Board debated those issues, and solicited and received comments from the various advisors to the Company present on the call. The Board considered the relative economic terms of the two proposals, the existence of intense pressure from the banks to sign a term sheet that day, the apparent comfort of the banks and vendors with the Prentice proposal and the perception that the Prentice deal could be promptly finalized and closed. Counsel reminded the Board that in light of the Company’s current financial condition, the Board should consider both the best interests of creditors in addition to the interests of its stockholders. The Board voted to authorize and direct management to execute the term sheet from Prentice, with Mr. Pully abstaining. The Company did execute the Prentice Term Sheet on September 21, 2005.
      During negotiations between the Company and its representatives and Prentice and its representatives from September 24, 2005 through October 3, 2005, a number of significant changes were agreed upon by Prentice and the Company to the contemplated transaction and related documents. These changes included, among others, the following:

•	The Company was given the right to make two one-year extensions to the maturity of the notes if no event of default or event which, with notice or lapse of time or both, would constitute an event of default, exists.

•	The interest rate on the notes was reduced from 15% to 12%, with interest now being paid entirely in Common Stock during the first three years and in cash thereafter and with all of the shares payable as interest to be issued if the notes were to be converted prior to the third anniversary of issuance.

•	The concept of Series B Warrants was eliminated, and the exercise price of the warrants issued in connection with the bridge loan and the conversion price of the notes both were set at $0.75 per share.

•	The representations and warranties were limited somewhat and the material adverse effect condition was modified, so that only an “Extremely Detrimental Effect” would be required for this closing condition to apply.

•	A provision was added providing that proceeds, if any, from proceedings concerning the Company’s former Chief Executive Officer (net of expenses and the costs of any counterclaims) relating to her employment agreement would be paid 20% to the Company and 80% to a trust or other vehicle for the benefit of the Company’s stockholders immediately prior to the closing date of the purchase of the notes and, potentially, certain creditors of the Company.

•	Provisions were added requiring the Company to maintain its indemnification arrangements with directors and officers and to maintain directors’ and officers’ insurance and committing Prentice to advance funds to the Company to purchase this insurance if necessary. The exclusivity provisions were modified to allow the Company to consider potential superior proposals, if any. Additionally, the parties agreed to eliminate a requirement that the Company hold a stockholders meeting to consider the transaction even if the Board were to determine to accept a superior proposal.

•	The aggregate expense reimbursement to Prentice was capped at $750,000.

      On September 25, 2005, Whitehall’s critical vendors sent a letter in which they stated that:

“[T]he critical vendors are not close to reaching any agreement with Newcastle and are not optimistic that any agreement can be reached with Newcastle.

There is no reason for the Board of Directors of Whitehall to assume that an agreement can be reached between Newcastle and the critical vendors”.

      The full text of the letter is set forth below:

“September 25, 2005

“Via Email... and Mail
Mr. Dan Levy
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Chicago, IL 60606

Re: Prentice Capital Management, L.P.

“Dear Mr. Levy:

“We have been told that Whitehall Jewellers, Inc.’s (“Whitehall”) banks shall terminate its financing facilities in the absence of an immediate infusion of capital together with additional financial credit support from the vendor community, and in particular the critical vendors set forth below. It is in that context that this urgent letter is written on behalf of S.D.C. Diamonds, LLC, M. Fabrikant & Sons, Inc., Rosy Blue, Inc., Leo Schachter Diamonds, LLC, and Sumit Diamond Corp. (the “Critical Vendors”). The Critical Vendors and their affiliates are collectively owed in excess of $21 million on account of goods sold and delivered to Whitehall. It is our understanding that the indebtedness owed to the Critical Vendors is approximately 50% of Whitehall’s total indebtedness to its suppliers. In addition, the Critical Vendors currently hold title to goods in excess of $40 million, representing approximately 57% of the goods currently held on consignment by Whitehall. Of the approximately $52 million of open purchase orders issued by Whitehall for goods needed in connection with the rapidly approaching holiday season, both asset and memo, approximately $21 million are to be shipped by the Critical Vendors.

“Whitehall’s current financial and operational difficulties are well known. Over the past few weeks there have been numerous news articles and public filings related to key management departures, bank defaults, plummeting stock prices, and delays in financial reporting. As a result of these difficulties, the vendor community’s confidence in Whitehall has been shaken and, as Whitehall has informed us, vendors have not been shipping goods to Whitehall which are required for the upcoming holiday season. During this past week, the Critical Vendors met with Whitehall, certain potential investors, and Whitehall’s secured bank lenders in an effort to reach a global agreement which would enable Whitehall to avoid a bankruptcy filing, encourage Whitehall’s banks to continue financing Whitehall’s business operations and provide Whitehall’s vendors with the confidence needed to resume the shipment of essential goods.

“After exhaustive efforts by Whitehall, Prentice Capital Management, LP (“Prentice”), Whitehall’s secured lenders, and the Critical Vendors (collectively the “Parties”), we are pleased to confirm to you that the Parties have reached an agreement in principle. The Critical Vendors fully expect that this agreement will be memorialized in a binding term sheet and executed by the Critical Vendors, and the vast majority of Whitehall’s other vendors no later than the close of business tomorrow.

“The Critical Vendors firmly believe that the contemplated investment in Whitehall by Prentice, coupled with the material concessions agreed to by the vendors (including the Critical Vendors), will enable Whitehall to avoid an immediate and costly bankruptcy filing, enable Whitehall to obtain the goods it needs for the rapidly approaching holiday season, enable Whitehall’s secured and unsecured creditors to realize a significantly more favorable recovery than they would otherwise be able to obtain and enable Whitehall to continue in business and restructure its operations in order to return to profitability. It is our understanding that once the binding term sheet is executed by the requisite number of vendors, funds will be invested in Whitehall by Prentice. This funding should be completed within the next several days.

“We have now been advised that Whitehall’s Board of Directors (the “Board”) may interfere with the agreement reached among the Parties by refusing to extend Prentice’s exclusive period to consummate the aforementioned agreement — even for the nominal time required to finalize the binding term sheet and retain the requisite number of vendor consents necessary for the consummation of that agreement. Such reckless action will undoubtedly result in significant injury not only to Whitehall but to its creditors as well. The Critical Vendors are advised that Whitehall’s arbitrary refusal to grant Prentice an extension of its exclusive time to reach this agreement is related to the desire of a competing investor, Newcastle, which is represented on the Board, to submit a competing offer. This inherent conflict of interest is impossible to overlook. Each of Whitehall’s directors owes a fiduciary duty not only to Whitehall’s shareholders but to Whitehall’s creditors. It is the belief of the Critical Vendors that the contemplated agreement between the Parties is in the best interest of Whitehall, its secured lenders and its vendors.

“We have now been advised that Whitehall’s Board of Directors (the “Board”) is contemplating refusing to extend Prentice’s exclusive period to consummate the aforementioned agreement. The Critical Vendors are advised that Whitehall’s refusal to grant Prentice an extension of its exclusive time to reach this agreement may be related to the desire of a competing investor, Newcastle, which is represented on the Board, to submit a competing offer.

“Whitehall is facing an imminent deadline from its lenders and the rapidly approaching holiday season. The proposals from Prentice appear to provide a basis on which Whitehall can proceed without the need for a bankruptcy filing. The Critical Vendors are not close to reaching any agreement with Newcastle and are not optimistic that any agreement can be reached with Newcastle. There is certainly no reason for the Board of Whitehall to assume that an agreement can be reached between Newcastle and the Critical Vendors. If Whitehall is seeking an expeditious resolution of its current difficulties with the support of its Critical Vendors, we suggest that it not take any actions that may cause the loss of the transaction proposed by Prentice. If Whitehall chooses to proceed at this late date with a new investor, it will be jeopardizing the support of the Critical Vendors and possibly the entire vendor community, and will have to be prepared to suffer the consequences. We urge the Board to take seriously its fiduciary duties to maximize the value of maximize the value of Whitehall’s enterprise and not embark on a new course of action that will endanger that value.

Yours very truly,

Klestadt & Winters, LLP

By: Ian R. Winters

and

Moses & Singer LLP

By: Lawrence L. Ginsburg

cc:	Ms. Lucinda Beier
Mr. John Desjardins
Mr. Nirav Dalal
Mr. Michael Shaffet
Mr. Abhay Javeri
Mr. Howard Hoff
Mr. Jay Weinblatt”

This September 25 letter from Whitehall’s critical vendors was delivered to each of the members of the Company’s Board of Directors, including Mr. Pully.
      On September 27, 2005, Newcastle submitted a revised proposal with a stated expiration date of September 30, 2005. The revised proposal increased the contemplated convertible note issuance from the September 21, 2005 proposal to $50 million. Reflecting the increased financing, the ultimate percentage ownership which the investors would acquire by full exercise of conversion and warrant rights was increased to approximately 87%. This nonbinding offer was not extended past its stated expiration date.
      On October 3, 2005, the Prentice Agreement, the Prentice Financing and related matters were approved by the Board, at the recommendation of the Special Committee, with all directors voting in favor, other than Mr. Pully who voted against them. The Prentice Agreement, the Bridge Loan Agreement (as defined below), the Notes, the Warrants (as defined below), the Registration Rights Agreement (as defined below), the Fourth Amendment (as defined below) and the Vendor Term Sheet (as defined below) were executed and delivered by the various parties that night.
      On October 26, 2005, the Special Committee received another proposal from Newcastle (the “October Newcastle Proposal”). The October Newcastle Proposal, which was subject to a number of conditions and the completion of definitive documentation, expressed Newcastle’s willingness to offer $1.10 per share in cash by merger or otherwise and cash out warrants and in-the-money options based on that price. Under the October Newcastle Proposal, Newcastle would pay off the Company’s recent $30 million bridge loan. Newcastle indicated that it expected to obtain a commitment to replace the Company’s Senior Credit Agreement or obtain consents from the Company’s senior lenders. The full text of Newcastle’s letter to the Board is as follows:

“October 26, 2005

“Via Facsimile and Federal Express

Mr. Daniel H. Levy
Chairman of the Special Committee
of the Board of Directors of
Whitehall Jewellers, Inc.
155 North Wacker Drive
Chicago, Illinois 60606

“Dear Mr. Levy:

“Newcastle Partners, L.P. (“Newcastle”) is the beneficial owner of 2,018,400 shares of common stock of Whitehall Jewellers, inc. (“Whitehall”), constituting approximately 14.5% of its currently issued and outstanding common stock. Newcastle believes that Whitehall’s $30 million bridge loan and proposed $50 million convertible note financing with Prentice Capital was not and is not in the best interests of Whitehall’s stockholders and other constituents. We believe this transaction grossly undervalues the existing equity. Newcastle therefore sets forth its willingness to offer to acquire Whitehall, through an appropriate acquisition entity by merger or otherwise, for $1.10 per share in cash. Newcastle would also cash-out outstanding in-the-money options and warrants at this price. This offer represents an attractive 39% premium to the current market price of $.79 per share.

“Newcastle proposes that this transaction he accomplished through a definitive tender offer/merger agreement. Newcastle would provide the funds from its cash on hand to purchase Whitehall’s equity and to pay off the Prentice bridge loan. Newcastle is also highly confident in its ability to obtain a commitment letter from a financial institution to replace Whitehall’s senior credit facility or to obtain the requisite consents from the existing senior lender prior to or simultaneously with entering into a definitive merger agreement. We believe this all-cash offer and financing proposal is clearly superior to the Prentice transaction as it will satisfy Whitehall’s immediate financing needs while providing stockholders and optionholders with immediate liquidity at a premium to market and an immediate opportunity to maximize their investment in Whitehall (since, unlike the Prentice transaction, stockholder approval will not be required to close our proposed tender offer). We are also confident that Whitehall’s lenders and trade creditors would be supportive of this proposal.

“Our proposal, however, would be conditioned upon obtaining agreed upon consents and approvals, including approval of the Board of Directors, amendment of the stockholders’ rights agreement, waiver of any other anti-takeover provisions and certain other customary conditions, including no material adverse change in Whitehall’s business from what has been publicly disclosed. We are prepared to commence work immediately to negotiate and execute a definitive merger agreement within no more than 7 business days and to commence our tender offer immediately thereafter. Newcastle is familiar with Whitehall’s operations and financial condition and, therefore, does not require any time period for due diligence. Any confirmatory due diligence can be accomplished within the time required to negotiate the definitive merger agreement.

“Newcastle stands ready to meet with the Board of Directors and its representatives as soon as possible. Please contact the undersigned at ... to discuss any questions the Board might have.

Very truly yours,

NEWCASTLE PARTNERS, L.P.

By:	Newcastle Capital Management, L.P.,

its general partner

By:	Newcastle Capital Group, L.L.C.,

its general partner

By:	Mark Schwarz, Managing Member”
A copy of this letter was contained in an amendment to Newcastle’s Schedule 13D which was filed with the SEC on October 27, 2005.
      On October 27, 2005, the Special Committee of the Board responded to the October Newcastle Proposal by indicating that on the advice of its financial advisors and counsel, it could not conclude, from the information provided in the October Newcastle Proposal, that such proposal is reasonably likely to result in a “Superior Proposal” within the meaning of the Prentice Agreement executed by the Company in connection with the Prentice transactions.
      On November 14, 2005, the Company filed a preliminary proxy statement with the SEC relating to the Company’s solicitation of proxies for use at a special meeting of stockholders to be held no later than January 31, 2006. At the special meeting, stockholders will act upon (i) approval of the issuance of shares of the Company’s Common Stock pursuant to the terms of the Notes, (ii) approval of an amendment to the Company’s certificate of incorporation providing a 1-for-2 reverse stock split of the Company’s capital stock, and (iii) election of persons designated by Prentice to the Company’s Board of Directors. Upon completion of the SEC review process, the Company will file and mail to stockholders a definitive proxy statement.
      On November 29, 2005, Newcastle issued a press release announcing that the Purchaser would commence the Offer to purchase all of the outstanding shares of the Company for $1.20 per share subject to several substantive material conditions (described below), and filed with the SEC a Schedule TO. In addition, Newcastle filed with the SEC a preliminary proxy statement relating to Newcastle’s solicitation of proxies in opposition to the proposals set forth in the Company’s preliminary proxy statement.
      On November 30, 2005, the Company received a letter, dated November 29, 2005, from Steven J. Pully, announcing Mr. Pully’s resignation from the Company’s Board of Directors, which purported to be effective as of November 29, 2005. Under the federal securities laws and Item 5.02(a) of Form 8-K, the Company was obligated to publish Mr. Pully’s resignation letter in its entirety, which it did in a Form 8-K filed with the SEC on December 6, 2005.
      Allegations made by Mr. Pully in his Resignation Letter. In his letter, Mr. Pully states that he is resigning from the Board of Directors based upon, among other things, his assertion that the Board of Directors has not acted in the best interests of the Company or its stockholders. These assertions generally relate to the Company’s decision to enter into the Prentice Financing and the related process. The Board of Directors strongly disagrees with Mr. Pully’s allegations and characterizations. Among other things, the Board of Directors believes that it has acted, and is continuing to act, in the best interests of the Company and its constituents. Following are the Company’s specific responses to certain of Mr. Pully’s allegations.
      Mr. Pully’s Allegation Regarding the Special Committee. The Company believes that Mr. Pully’s allegations of improper formation of a special committee by the Board of Directors are false. Mr. Pully is the President of Newcastle Capital Management, L.P., the general partner of Newcastle Partners, L.P. The Special Committee was formed in consideration of Mr. Pully’s relationship with Newcastle and the inherent conflict of interest this relationship created for the Board in discussing financing proposals with Newcastle. The Board took these steps to assure that all potential suitors and financing services had an even playing field, as a matter of proper corporate governance under Delaware law. In addition, Mr. Pully’s allegations mischaracterize the Special Committee’s mandate, which has to analyze and negotiate any proposals and present them to the Board for determination.
      Mr. Pully’s Allegation of Unfair Treatment. The Company believes that Mr. Pully’s allegations of unfair treatment of Newcastle by the Board of Directors are false. Mr. Pully and Newcastle faced a conflict throughout the period in question, beginning with Mr. Pully’s election to the Board of Directors, as Newcastle was pursuing a possible transaction with the Company. It is that conflict that gave rise to the Board’s decision to utilize the Special Committee and provide Newcastle, Prentice and any other interested parties with an opportunity to evaluate and propose a transaction with the Company. These actions were taken by the Board to assure that all potential suitors and financing sources had an even playing field, as a matter of proper corporate governance under Delaware law. As discussed elsewhere in this Statement, the Company believes that the record demonstrates that the Special Committee and the Board of Directors, after due consideration, considered the Prentice Financing to be superior to any financing proposal put forth by Newcastle prior to the date of entering into the Prentice Financing.
      Mr. Pully’s Allegation of Conflict by Special Committee Member. Mr. Pully also alleges in his letter that the Special Committee process was affected by a conflict of interest of the Chairman of the Special Committee of the Board of Directors, Mr. Levy. The Company notes that Mr. Levy disclosed the alleged conflict to the Board of Directors and the Special Committee (i.e., the fact that he might be asked to serve as interim Chief Executive Officer of the Company) the day after it arose. The Company also notes that Mr. Levy served as the Company’s interim Chief Executive Officer from October 11, 2005 to November 8, 2005, without compensation.
      Mr. Pully’s Allegation With Respect to Corporate Minutes. The Company believes that Mr. Pully’s allegations that the Company withheld minutes from Mr. Pully in order to “rewrite history” is simply false. In addition, prior to his departure, the Company solicited and included (where accurate and/or appropriate) Mr. Pully’s input with respect to various minutes of Board meetings that he attended.
      On December 5, 2005, Newcastle announced that the Purchaser had commenced the Offer. The Offer is subject to numerous material substantive conditions, including the following:

(i) a refinancing, acceptable to Newcastle, of the approximately $140 million outstanding under the Company’s senior credit facility (together with a substantial prepayment or early termination fee);

(ii) the Company’s Board of Directors approving replacement financing to be provided by Parent of the Company’s existing $30 million bridge loan financing (plus a $1.2 million exit fee in the event that it is prepaid with funds from any source other than the Notes) with financial terms no less favorable to the Company than the existing financing, but with no warrants, conversion rights, or other equity components;

(iii) that no material adverse change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that is or may be materially adverse to the Company or any of its affiliates, and Newcastle does not become aware of any facts that have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Newcastle or any of Newcastle’s affiliates;

(iv) that Newcastle does not become aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Newcastle or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in Newcastle’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Newcastle or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Newcastle or its consummation of a merger or other similar business combination involving the Company);

(v) there being validly tendered and not withdrawn before the January 4, 2006 a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

(vi) the termination of the Prentice Agreement;

(vii) stockholder rejection of the conditions to consummation of the Prentice Agreement, including the issuance of Shares for the conversion of the Notes, the 1-for-2 reverse stock split, and the election of the directors nominated by the Investors under the Prentice Agreement;

(viii) the Company’s Board of Directors redeeming the Rights or Parent being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter; and

(ix) Newcastle being satisfied that DGCL Section 203 is inapplicable to the Offer and the potential merger thereafter.
On that same day, Newcastle filed with the SEC a Schedule TO, a Schedule 14A and a Schedule 13D/ A announcing that the Purchaser had commenced the Offer.
      On December 5 and 6, 2005, Prentice and Holtzman exercised the Warrants to purchase 2,792,462 Shares at $0.75 per share. The Company received proceeds from the respective exercises in the aggregate of approximately $2,094,000 and has issued these Shares to Prentice and Holtzman.

      On December 6, 2005, the Company delivered a letter to Newcastle, advising that the Board was considering the Offer and requesting information necessary for the Board to understand Newcastle’s conditions to the Offer and to evaluate the Offer. The full text of the Company’s letter is as follows:

“December 6, 2005

“Mr. Mark E. Schwarz
Managing Member
Newcastle Partners, L.P.
300 Crescent Court, Suite 1110
Dallas, TX 75201

“Dear Mr. Schwarz:

“I am writing at the direction of the Board of Directors of the Company, with respect to the recent launch of your unsolicited tender offer to the Company’s stockholders, as well as your filing of a preliminary proxy statement in opposition to the proposals to be presented at the Company’s upcoming special meeting.

“The Board of Directors is currently evaluating your offer, including the conditions specified therein, in order to make a formal recommendation to the Company’s stockholders. As you know, the Company’s October bridge loan and securities purchase agreements both have tight time deadlines, and the Company is now at a critical juncture given its difficult financial position and the importance to the Company of a successful holiday sale season in the face of these imminent deadlines. Accordingly, the Board would like to determine as promptly as possible whether your offer is capable of being consummated and will result in the Company being viable and adequately funded.

“Your offering documents make clear that the offer is subject to a number of material substantive conditions, including our approval of your replacement financing for the bridge facility and a refinancing, acceptable to you, of our senior credit facility or a consent by our senior lenders to your offer and merger. In addition, your Offer to Purchase includes a number of additional conditions, including the absence of material litigation involving the Company, no material adverse change, no significant financial market disruptions and no 10% or greater holder of the Company’s stock buying an additional 1% of the Company’s common stock.

“Based upon our initial review of your tender documents, there are a number of matters the Board would like clarified, including the following. Please advise the Board in writing as to the extent to which you can eliminate or reduce the condition in Section 14 of your Offer to Purchase as well as your plans to satisfy the condition with respect to our senior financing. In this regard, provide us with a firm binding financing commitment for replacement senior financing or other indication that the condition can be satisfied. In addition, please provide us with a written bridge financing agreement and related documents, including an intercreditor agreement, you are prepared to execute and evidence of your ability to fund it. Please provide us in writing with information as to the status of your negotiations with our trade creditors and landlords and your other detailed financing plans for dealing with the Company’s financial situation. In view of the Company’s various constituencies, we also would like information as to your ability to fund the additional working capital needed to meet the Company’s financing needs, particularly through what could be an extended process.

“The Board’s understanding of the conditions to your offer and your ability to satisfy them (including, in particular, your financing structure and capabilities) is critical to its evaluation of your offer. Given the Company’s obligations to make a recommendation to its stockholders and the Company’s financial circumstances your immediate response is imperative.

Sincerely,

Robert L. Baumgardner
Chief Executive Officer

Cc: Board of Directors, Whitehall Jewellers, Inc.”
      On December 7, 2005, the Company issued a “stop, look and listen” announcement, indicating that its Board of Directors and management were reviewing the financial and other terms of the Offer. A copy of this announcement was filed as an exhibit to the Company’s Form 8-K dated December 7, 2005.
      On December 8, 2005, the Board met to set the record date and meeting date for the upcoming special meeting of stockholders to consider proposals relating to the Prentice Financing.
      On the evening of December 9, 2005, Newcastle responded by letter to the Company’s letter of December 6, 2005. The full text of Newcastle’s letter is as follows:

“December 9, 2005

Via Facsimile and Federal Express

Board of Directors
Whitehall Jewellers, Inc.
155 North Wacker Drive
Chicago, Illinois 60606

Gentlemen:

“I am writing in response to your letter dated December 6, 2005, requesting clarification regarding Newcastle Partners, L.P.’s bid to acquire Whitehall Jewellers, Inc. (“Whitehall” or the “Company”) for $1.20 per share in cash.

“The letter continues Whitehall’s history of proceeding with form over substance — glossing over the fact that we have made an offer which is clearly superior for Whitehall’s stockholders and its other constituents, and instead looking for reasons why the Board can disregard it. We are disappointed that the Company has continually disregarded our offers, most recently in response to our October 26, 2005 offer to acquire all outstanding shares for $I.10 per share, representing a 37% premium to the then market price of the stock. We are further disappointed that only after our commencing a tender offer and filing a preliminary proxy statement to solicit proxies in opposition to the Prentice financing does the Company even bother to respond to us, albeit through a formal letter rather than through a means designed to lead to constructive negotiations. The best way to truly move forward in the interests of all constituents is to engage in open discussions with Newcastle and negotiate a definitive merger agreement.

“We are well aware of the financial pressures on the Company. As one of the largest stockholders of the Company we fully appreciate the importance to the Company of a successful holiday sale season, however, we do not understand your suggested link between the Company’s proposed financing and the current holiday season. In your letter you raise a number of purported concerns regarding our offer and certain standard conditions contained in the offer. As you or your advisors know, the majority of the conditions contained in our offer are standard for a transaction of this type, and accordingly should not be characterized as “material substantive conditions.” We believe that if the

Company were to enter into negotiations with us many of the conditions could be narrowed or eliminated. Further, certain conditions are either solely within the Company’s control or can be resolved by unilateral action by the Company, i.e., termination of the Prentice Agreement, redemption or invalidation of the shareholders rights plan and making Delaware General Corporation Law Section 203 inapplicable to our offer.

“In order to show our good faith and to respond to certain questions raised in Whitehall’s letter, we provide the following information:

•	With respect to the Company’s senior financing, we believe that the Company’s existing lenders would be willing to consent to the senior lender facility remaining in place as a result of the capital infusion Newcastle intends to make to the Company. We respectfully request the Company’s permission to open up such discussions. Alternatively, Newcastle has solicited and received a proposal from a national lender to replace the senior financing on terms substantially equivalent or superior to the existing financing.

•	With regard to your request that we provide you with a written bridge financing agreement, we are ready, willing and able to enter into replacement bridge financing arrangements on terms substantially similar to the existing arrangements with Prentice, but with no warrants, conversion rights or other equity related components. If you wish to mark up such agreement to reflect the foregoing, we would be pleased to review and execute promptly. Alternatively, we can promptly provide you with a draft of such agreement.

•	Newcastle and/or its affiliates has available cash and/or cash equivalents in excess of the amount required to fund all of its obligations including the purchase of all shares of capital stock of the Company and the bridge financing.

•	With respect to your question regarding our negotiations with the Company’s trade creditors and landlords, these items are not conditions to our offer. For the record, we are prepared to continue the arrangements currently negotiated by the Company or make alternative arrangements.

•	With respect to the Company’s future financing needs, Newcastle and/or its affiliates have available cash and marketable securities sufficient, in our opinion, to address the Company’s future financing needs, to insure that the Company will be viable and adequately funded and to address all of the needs of the Company’s various constituents.

“As we have said, we do not believe the Prentice financing proposal is in the Company’s or its stockholder’s best interests. We would welcome the opportunity to engage in a constructive dialogue with the Company or its financial advisors regarding the negotiation of a definitive merger agreement. Our offer is fully capable of being promptly consummated. We call on the Board to carefully review our offer and the current Prentice offer, and negotiate with us in good faith. We are confident that under such a circumstance a definitive merger agreement can be promptly negotiated and executed.

“Newcastle and its representatives stand ready to meet with the Board of Directors and its representatives as soon as possible. Please contact the undersigned at ... or our counsel, Steven Wolosky ... or Adam Finerman ..., to discuss any questions the Board might have.

Very truly yours,

NEWCASTLE PARTNERS, L.P.

By:	Newcastle Capital Management, L.P.,

its general partner

By:	Newcastle Capital Group, L.L.C.,

its general partner

By: Mark Schwarz, Managing Member

Cc: Mr. Robert L. Baumgardner, Chief Executive Officer”
      On December 13, 2005, Newcastle filed with the SEC a Schedule 14A soliciting proxies against certain of the Company’s proposals in connection with the Prentice Financing and for the election of an alternative slate of director nominees for the Board. Newcastle indicated that its slate of directors would, if elected to the Board, take all action necessary to consummate the Offer. Newcastle’s slate of directors consists of: (i) Mark E. Schwarz, Chairman, Chief Executive Officer and Portfolio Manager of Newcastle Capital Management, L.P. (“Newcastle Management”), the General Partner of Newcastle, and Chairman of the Board and Chief Executive Officer of Hallmark Financial Services, Inc., an affiliate of Newcastle; (ii) Steven J. Pully, the President of Newcastle Management; (iii) John P. Murray, the Chief Executive Officer of Newcastle Management; (iv) Mark A. Forman, a Vice President of Newcastle Management; (v) Mark J. Morrison, a former Executive Vice President and Chief Financial Officer of Hallmark Financial Services, Inc.; and (vi) Clinton J. Coleman, a Vice President of Newcastle Management.
      On December 13, 2005, the Board, along with the Company’s management and financial and legal advisors, held a telephonic meeting to review the Offer. The Board reviewed Newcastle’s December 9 letter in response to the Company’s questions about the Offer and its conditions, and noted the lack of specificity in Newcastle’s responses. Nonetheless, the Board determined to engage in negotiations with Newcastle about the terms and conditions of the Offer and provide information about the Company to Newcastle as permitted by the Prentice Agreement. The Board of Directors recognized the uncertainties relating to the Offer but determined to engage in focused discussions with Newcastle designed to determine, among other things, the feasibility of Newcastle satisfying the material substantive conditions to its Offer. The Board determined that it was in the best interests of stockholders and the Company to again attempt to obtain such information from Newcastle, as the Board previously had requested similar information in its December 7, 2005 letter to Newcastle but had not yet received any specific information from Newcastle.
      Following the meeting, representatives of Whitehall contacted representatives of Prentice to advise Prentice of the Board’s determinations in accordance with the terms of the Prentice Agreement. On December 14, 2005, the Company delivered to Prentice a letter confirming the conversation.
      Also at the December 13, 2005 meeting, the Board determined to postpone until December 27, 2005 the “Distribution Date” (as such term is defined in the Company’s Amended and Restated Stockholder Rights Agreement) with respect, and only with respect to, the pending Offer. The Board took this action to facilitate the focused discussions with Newcastle that it had determined to pursue. On December 14, 2005, the Company filed a Form 8-K with the SEC, among other things, in respect of the postponement of the Distribution Date.

      On or before December 16, 2005, the Board of Directors was obligated to advise the Company whether it recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer.

(ii) Reasons for the Recommendation
      After careful consideration by the Board, including a review of the Offer with the Company’s management and financial and legal advisors, the Board has determined to recommend that Whitehall stockholders reject the Offer in its current form and not tender their Shares in the Offer. Accordingly, the Company reaffirms its recommendation of the Prentice Financing.
      If the various material conditions are satisfied such that the Offer can be consummated, the Board recognizes that the Offer, on its face may provide greater current liquidity to the holders of the Shares at a price above the current trading price. The Prentice Financing, on the other hand, provides financing to the Company without any current payment to stockholders, although stockholders will retain their interest in the Company’s future growth. However, at this time the Board has not received any information from Newcastle to be able to determine whether the conditions to the Offer are capable of being satisfied, including information with respect to Newcastle’s ability to refinance the Company’s outstanding debt as, to date, Newcastle has not provided the Company with its specific plans. The Board will again endeavor to obtain this information from Newcastle.
      Also, the Board will seek to limit the conditions in Newcastle’s Offer to only those conditions that more closely mirror the conditions in the Prentice Agreement. No assurance can be given as to whether or when Newcastle will provide the requested information to the Company, or that any information it receives will demonstrate the feasibility of the Offer. In view of the fact that the Company has not obtained such information from Newcastle, as well as the contractual restrictions present in the existing Prentice Agreement (as described below), the Company recommends that stockholders reject the Offer.
      In reaching its determination to recommend that the Whitehall stockholders reject the Offer, the Board considered numerous factors in consultation with the management of the Company and the financial and legal advisors to the Company, including but not limited to the following:

•	Whitehall is in, and has for some time been in, a serious financial situation. The Board believes that any proposal must be judged on its feasibility and conditions and not simply by the consideration offered. As the Company has stated in its preliminary proxy statement filed with the SEC, unless Whitehall secures financing there is substantial doubt as to whether the Company will have sufficient capital to continue to operate its business as currently conducted. In such a case, Whitehall may be forced to pursue a restructuring under applicable bankruptcy law. Neither the Offer, nor Newcastle’s December 9, 2005 letter to the Company, specifically address the Company’s critical issues.

•	The Offer is subject to certain material conditions with respect to refinancing the Company’s debt, each of which must be satisfied or waived in Newcastle’s sole discretion, as follows:

(i) A refinancing, acceptable to Newcastle on terms yet to be identified by Newcastle, of the approximately $140 million outstanding under the Company’s senior credit facility (together with a substantial prepayment or early termination fee), or a consent from the senior lenders; and

(ii) Replacement financing of the Company’s existing $30 million bridge loan (which also has an additional $1.2 million exit fee (or 4% of the commitment amount) in the event that it is prepaid with funds from any source other than the proceeds of the Notes); Newcastle has proposed it would provide this financing, on financial terms yet to be presented to the Company but which Newcastle has disclosed will be no less favorable to the Company than the existing bridge loan (but without interest, warrants, conversion rights or other equity components) which is approved by the Company’s Board of Directors.

•	The fact that Newcastle has not provided the Board with information about Newcastle’s specific plans to satisfy these conditions. The Board noted that Newcastle responded to the Company’s initial inquiries about these matters in the Company’s December 6 letter with general statements that did not specify Newcastle’s proposed financing plans, including with respect to the Company’s working capital needs and $20 million of additional funding that would be provided by the Prentice Financing.

•	The fact that the Company’s vendors and banks strongly supported the Prentice transaction and had not expressed similar support for a transaction with Newcastle, which in the Company’s view may significantly affect the likelihood that the financing-related conditions to Newcastle’s Offer are capable of being satisfied. To date, Newcastle has not provided the Company with its specific plans as to how the Company would be financed going forward or how an arrangement with the vendors could be made, nor does it appear to the Company that Newcastle has had substantive discussions with the Company’s lenders or vendors. In this regard, the Company notes that it has been negotiating to sell some inventory to a vendor in terms that the Company believes to be attractive, which vendor conditioned its transaction on the Prentice Financing being consummated.

•	The fact that Newcastle previously has made numerous highly conditional proposals that never came to fruition.

•	The fact that the Offer is subject to a broad “no material adverse change” condition that is not a condition to the Prentice Financing. Unlike the Prentice Financing, this condition in Newcastle’s offer does not take into account the Company’s current financial difficulties. The Newcastle condition provides as follows: “that no change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that is or may be materially adverse to the Company or any of its affiliates, and Newcastle does not become aware of any facts that have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Newcastle or any of Newcastle’s affiliates.” (The Company notes that, as a Company director, Mr. Pully strongly criticized the initial proposal from Prentice for containing a broad “no material adverse change” condition, and the condition ultimately negotiated in the Prentice Financing is a substantially narrower provision requiring an “Extremely Detrimental Effect,” i.e, an event, circumstance or fact that is or could be reasonably expected to be significantly more adverse than one constituting a material adverse effect, for the condition to be operative.)

•	The Offer is subject to numerous additional material substantive conditions, each of which must be satisfied or waived in Newcastle’s sole discretion. The Prentice Financing is not subject to these same conditions. These additional conditions in the Newcastle Offer include, among others, the following:

(i) Newcastle does not become aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Newcastle or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in Newcastle’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Newcastle or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Newcastle or its consummation of a merger or other similar business combination involving the Company);

(iii) there being validly tendered and not withdrawn before January 4, 2006 a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including Newcastle), represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

(iv) the termination of the Prentice Agreement pursuant to which the Company would sell up to $50 million in Notes;

(v) stockholder rejection of the conditions to consummation of such Prentice Agreement, including the issuance of shares for the conversion of the notes under the Prentice Agreement, the 1-for-2 reverse stock split, and the election of the directors nominated by the purchasers under the Purchase Agreement;

(vi) the Company’s Board of Directors redeeming the Rights, or Newcastle being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter; and

(vii) Newcastle being satisfied that DGCL Section 203 is inapplicable to the Offer and the potential merger thereafter.

•	The fact that Newcastle’s Offer does not assure the acquisition of all of the Company’s outstanding shares.

•	The fact that, given the contractual arrangements between Whitehall and Prentice, it is not possible to satisfy other various conditions to the Offer at this time or could result in adverse consequences. For example:

(i) Under the terms of the Prentice Agreement, the Company may not directly or indirectly solicit offers or entertain any inquiries or proposals to enter into any transaction that would be entered into in lieu of the Prentice Financing and may not discuss a “Competing Transaction” (within the meaning of the Prentice Agreement) with or disclose non-public information about the Company to any third party in respect of a Competing Transaction.

(ii) Under the terms of the Prentice Agreement, the Company may not withdraw or modify its recommendation of the Prentice Agreement unless, after consulting its financial and legal advisors, it concludes that an unsolicited competing transaction constitutes a “Superior Proposal” (within the meaning of the Prentice Agreement) and Prentice does not revise the terms of the Prentice Financing so that the Competing Transaction no longer constitutes a Superior Proposal.

(iii) Under the terms of the Prentice Agreement, if the Company modifies or withdraws its recommendation, Prentice may have the right to terminate the Prentice Agreement.

(iv) Under the terms of the Prentice Agreement, Whitehall cannot amend the Stockholders Rights Agreement without the consent of Prentice.

(v) Under the terms of the Prentice Agreement, if the Prentice Financing were terminated and Whitehall consummated a transaction with Newcastle, Whitehall would be required to pay Prentice the $750,000 termination fee in most circumstances.

(vi) Under the terms of the Bridge Loan Agreement, the Bridge Loan has a stated maturity date of December 30, 2005, which has been extended to January 31, 2006 under the terms of the Bridge Loan Agreement because the SEC reviewed the proxy statement relating to the upcoming special meeting of the Company’s stockholders.

(vii) Under the terms of the Bridge Loan Agreement, the Company may prepay the Bridge Loan at any time, provided, however, that if the Bridge Loan is prepaid with funds from any source other than the proceeds of the Notes, then the Company will be required to pay to the Bridge Loan Lenders (as defined below) an exit fee of $1.2 million (4% of the commitment amount of the Bridge Loan).

•	Furthermore, the Board considered the potential effect that a termination of the Prentice Financing would have on stockholder value in the absence of a binding agreement providing for an alternative transaction on substantially similar or improved terms that would be reasonably likely to be consummated on or before January 31, 2006. In particular, the Board considered the following:

(i) the Company’s insufficiency of cash to operate its business would affect the value of the Company’s franchise, its viability as a going concern and, therefore, stockholder value; and

(ii) that it is necessary for the Company to consummate the Prentice Financing or another transaction involving a significant amount of financing promptly in order to prevent a further and potentially irreversible loss in stockholder value and the value of the Company.
      Although the Board recognizes that the Offer, if consummated, may provide greater consideration to the Company’s stockholders than the Prentice Financing, given the limited information Newcastle has provided the Company about its plans and the risks to the Company associated with terminating the Prentice Financing, the Board believes it serves the interest of the Company’s stockholders to reject the Offer as it currently exists.
      ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.
      The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.
      The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with it evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares in the Offer.

(c)	Intent to Tender
      To the best of the Company’s knowledge, none of the Company’s executive officers or directors or any affiliate or subsidiary of the Company currently intends to tender in the Offer any of the Shares that such person or entity holds of record of beneficially.

Item 5.	Person/ Assets Retained, Employed, Compensated or Used
      Pursuant to the terms of an engagement letter dated December 12, 2005 (the “Duff & Phelps Engagement Letter”), the Company engaged Duff & Phelps to act as its financial advisor to evaluate the Offer or any other proposed strategic transaction.
      Pursuant to the terms of the Duff & Phelps Engagement Letter, for services rendered in connection with the proposed transaction, Whitehall has agreed to pay Duff & Phelps (i) for the first month of the engagement an initial monthly fee of $300,000; (ii) an additional fee of $150,000 per month thereafter; and (iii) reimbursement for its out-of-pocket expenses, including but not limited to travel, photocopying, and research. Should Duff & Phelps be called upon to support its findings and advice rendered to the Board in connection with the proposed transaction by request of the Company, or in an adversary proceeding commenced against the Company, its agents, or Duff & Phelps. Duff & Phelps shall receive fees on an hourly basis, based on its then prevailing hourly rates plus reimbursement of its out-of-pocket expenses including those described above. As specified in the Duff & Phelps Engagement Letter, the Company has agreed to minimum engagement period of two months. Thus, the combined minimum amount payable by the Company to Duff & Phelps, under items (i) and (ii) above, is $450,000.

      Duff & Phelps originally was retained by the Special Committee of the Company’s Board of Directors pursuant to an engagement letter dated August 23, 2005. In the first phase of the original engagement, Duff & Phelps served as a financial advisor to the Special Committee in connection with a review of the Company’s financing alternatives. Under this phase, Duff & Phelps was entitled to receive professional fees based upon Duff & Phelps’ prevailing and applicable hourly rates and the actual number of hours expended on the engagement by Duff & Phelps professionals. Duff & Phelps’ professional fees totaled approximately $165,000 for this first phase. In the second phase of the original engagement, Duff & Phelps was retained to provide an opinion regarding the fairness, from a financial point of view, of the Prentice Financing. Under this phase, Duff & Phelps was entitled to receive additional professional fees of $200,000. Duff & Phelps subsequently incurred further fees of approximately $53,000 for additional work pursuant to the engagement.
      The Company has engaged D.F. King & Co., Inc. to assist it in soliciting proxies in connection with the Prentice Financing. The Company has agreed to pay D.F. King customary compensation for such services and reimburse out of pocket expenses.
      Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Prentice Financing or the Company’s upcoming special meeting of stockholders.

Item 6.	Interest in Securities of the Subject Company
      Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

•	On November 29, 2005, in Chicago, Illinois Jean K. FitzSimon received a restricted stock award of 10,000 shares of Common Stock in the Company. The price per share was $0.95.

Item 7.	Purposes of the Transaction and Plans or Proposals
      On October 3, 2005, as further described above and in our preliminary proxy statement filed with the SEC, the Company entered into the Prentice Financing with Prentice and Holtzman in an effort to improve the Company’s financial condition. To provide the Company with additional liquidity through the closing date of the Prentice Financing, on October 3, 2005, the Company entered into a Bridge Term Loan Credit Agreement (the “Bridge Loan Agreement”) with certain of the Investors (together with any other lenders under such agreement from time to time, the “Bridge Loan Lenders”). Under the Bridge Loan Agreement, the Bridge Loan Lenders provided a term loan (the “Bridge Loan”) to the Company in the aggregate principal amount of $30,000,000, which bears interest at a fixed rate of 18% per annum, payable monthly, and has a stated maturity date of December 30, 2005 or, if the Prentice Agreement has not been terminated on or prior to such date and the SEC reviews the proxy statement relating to the special meeting of the Company’s stockholders as contemplated by the Prentice Agreement, January 31, 2006. The SEC has reviewed the Company’s preliminary proxy statement and, as such, the stated maturity of the Bridge Loan will be January 31, 2006 so long as the Prentice Agreement has not been terminated.
      In connection with the Bridge Loan Agreement, the Company issued warrants (the “Warrants”) to the Bridge Loan Lenders to purchase 2,792,462 Shares at an exercise price of $0.75 per share. The Warrants have been exercised by the Investors.
      Contemporaneously with the execution of the Bridge Loan Agreement, the Company and the Investors entered into the Prentice Agreement pursuant to which, subject to certain terms and conditions, the Company agreed to sell, and the Investors agreed to purchase, $50,000,000 of the Notes. Proceeds from the issuance of the Notes will be used to pay off the Bridge Loan and to provide additional liquidity for the Company’s operations. The Notes will bear interest at a rate of 12% per annum, payable quarterly. Interest that becomes payable during the initial three year term of the Notes will be paid in Shares at the conversion price (initially $0.75 per Share). Interest that becomes payable after the initial three year term of the Notes will be paid in cash. The interest rate on the Notes will increase to 18% per annum from and after the occurrence of an event of default until such default is cured.
      Both the Bridge Loan and the Notes are secured by a lien on substantially all of the Company’s assets ranking junior to the liens securing the Company’s bank debt.
      Contemporaneously with the entry into the Bridge Loan Agreement and the Prentice Agreement, the Company and the Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights with respect to the Shares that may be issued (i) upon exercise of the Warrants, (ii) upon conversion of the Notes and (iii) in payment of interest under the Notes.
      Contemporaneously with the execution of the Bridge Loan Agreement and the Prentice Agreement, the Company entered into a Waiver, Consent and Fourth Amendment (the “Fourth Amendment”) to the Second Amended and Restated Revolving Credit and Gold Consignment Agreement (the “Senior Credit Agreement”), dated as of July 29, 2003, by and among the Company, LaSalle, as administrative agent and collateral agent for the banks party thereto (the “Banks”), the Banks, Bank of America, N.A., as managing agent, and Back Bay, as accommodation facility agent. Under the Fourth Amendment, the Banks agreed to increase the maximum borrowings under the Company’s credit facility, subject to and depending on borrowing base calculations, by $15 million to $140 million and extending the term of the facility until 2008.
      Lastly, the Company, the Banks and the Investors executed a term sheet (the “Vendor Term Sheet”) with key trade vendors who hold more than 99% of the Company’s trade debt. The Vendor Term Sheet has facilitated the purchase of fresh inventory for the holiday season and provide for full payment of all amounts owed to those vendors over time, secured by a lien on substantially all of the Company’s assets ranking junior to the liens securing the Company’s bank debt and debt to the Bridge Loan Lenders.
      The terms of and the transactions contemplated by the Bridge Loan Agreement, the Warrants, the Prentice Agreement, the Notes, the Registration Rights Agreement, the Fourth Amendment and the Vendor Term Sheet are described in further detail in the Company’s preliminary proxy statement.
      On December 5, 2005, as described above in greater detail, Newcastle announced that the Purchaser had commenced the Offer. As described above, the Board determined to engage in negotiations with Newcastle about the terms and conditions of the Offer and provide information about the Company to Newcastle as permitted by the Prentice Agreement. Following the meeting, representatives of Whitehall contacted representatives of Prentice to advise Prentice of the Board’s determinations in accordance with the terms of the Prentice Agreement. On December 14, 2005, the Company delivered to Prentice a letter confirming this conversation.
      Except as set forth above, the Company is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information
      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Delaware Law

(i)	Delaware Anti-Takeover Statute.
      As a Delaware corporation, Whitehall is subject to DGCL Section 203 of Delaware Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s voting stock.
      It is a condition to the Offer that Newcastle be satisfied, in its reasonable judgment, that the provisions of DGCL Section 203 do not apply to the Offer. DGCL Section 203(b)(6) permits a “business combination” proposed by a bidder subsequent to the public announcement or notice of certain management-approved transactions (including a merger or consolidation of a corporation, or a tender or exchange offer for 50% or more of the outstanding voting stock of a corporation), and prior to the consummation or abandonment of such management-approved transaction, to be free of the restrictions of DGCL Section 203, subject to satisfaction of the conditions of DGCL Section 203(b)(6). The Board has unanimously rejected the Offer and recommended that Whitehall’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

(ii) Appraisal Rights.
      No appraisal rights are available in connection with the Offer. However, if the Offer is successful and a merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the fair value of their Shares. Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to DGCL Section 262.
Rights Agreement
      On December 13, 2005, pursuant to its authority under the Amended and Restated Stockholders Rights Agreement, dated as of April 29, 1999, as amended (the “Rights Agreement”), the Board postponed the Distribution Date under the Rights Agreement to December 27, 2005, with respect, and only with respect to, the Offer.
      The Offer is conditioned upon, among other things, Newcastle being satisfied in its reasonable judgment that the Rights Agreement does not apply to the Offer. Other than the above extension of the Distribution Date, the Board has not yet taken any action to amend the Rights Agreement so that it will not apply to the Offer.

Item 9.	Materials to Be Filed as Exhibits

Exhibit
No.	Document

(a)(1)	Letter dated December 16, 2005 from the Company to its stockholders
(a)(2)	Press release issued by the Company on December 9, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2005)
(a)(3)	Quarterly Report on Form 10-Q for the period ending October 31, 2005 (as filed by the Company with the SEC on December 9, 2005)
(a)(4)	Press release issued by the Company on December 7, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 7, 2005)
(a)(5)	Press release issued by the Company on November 29, 2005
(a)(6)	Press release issued by the Company on November 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
(a)(7)	Press release issued by the Company on October 27, 2005
(a)(8)	Press release issued by the Company on October 4, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2005)
(e)(1)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(2)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(3)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.

By:	/s/ ROBERT L. BAUMGARDNER

Robert L. Baumgardner
Chief Executive Officer
Date: December 16, 2005

ANNEX A
      Capitalized terms used but not defined herein shall have the meanings set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 to which this Annex A is attached.
COMPENSATION OF DIRECTORS
      As a general matter, directors who are officers or employees of Whitehall receive no compensation for serving as directors. Currently, the Board of Directors is comprised entirely of non-employee directors. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors, meetings of committees of the Board of Directors, and the performance of other Board of Directors related matters.
      In fiscal year 2005, non-employee directors are receiving compensation of $6,250 per fiscal quarter. In addition, non-employee directors are entitled to receive $1,250 for each meeting of the Board of Directors attended and committee members are entitled to receive $400 for each committee meeting attended. The chairman of the Board of Directors and the Audit Committee is entitled to receive an annual cash retainer of $10,000, to be paid in four equal installments at the beginning of each fiscal quarter. The chairman of each other committee is entitled to receive an annual cash retainer of $5,000, to be paid in four equal installments at the beginning of each fiscal quarter. Each non-employee director of Whitehall has the option to receive shares of restricted Common Stock at the beginning of each fiscal quarter in lieu of receiving the quarterly directors’ fees of $6,250 described above. The fair market value of the Common Stock on the date of issuance, and the restriction period (that is, the period in which the Common Stock subject to the award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of) relating to each such award will lapse at the end of the fiscal quarter in which the shares of restricted Common Stock were issued. Shares of restricted stock are subject to forfeiture if the non-employee director ceases to serve as a director of Whitehall during the restriction period.
      Each of the 1996 Long-Term Incentive Plan and the 1997 Long-Term Incentive Plan provides that non-employee directors may be granted stock-based awards at the discretion of the Compensation Committee, with the approval of the Board of Directors, to advance the interests of Whitehall by attracting and retaining well-qualified directors. Accordingly, Whitehall may grant such awards from time to time for such purpose. The non-employee directors have received such additional awards with respect to each of the past six fiscal years of Whitehall and it is the current expectation of the Compensation Committee that such annual grants will continue in the form of a grant of 1,667 shares of restricted stock.
      As permitted under Whitehall’s 1997 Long-Term Incentive Plan, each non-employee director is granted a restricted stock award each year as of the Audit Certification Date (as defined below). Such award entitles each non-employee director to receive an amount of restricted Common Stock equal to $10,000 divided by the fair market value of such Common Stock on the applicable Audit Certification Date, rounded down to the nearest whole share. The restriction period relating to each such award is one year from the date of grant. Shares of restricted stock are subject to forfeiture if the non-employee director ceases to serve as a director of Whitehall during the restriction period. The “Audit Certification Date” is the date each year on which Whitehall’s independent public accountants deliver an opinion to Whitehall as to its yearly audit of the financial statements of Whitehall.
      Whitehall offers health insurance coverage to the members of its Board of Directors. The health insurance policy options and related policy cost available to the directors are the same as those available to Whitehall’s senior level employees.
      Fees associated with certain meetings of the Board of Directors and its committees held during late spring and late summer of 2005 remain outstanding.

EXECUTIVE COMPENSATION
      Summary Compensation. The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded to, earned by or paid to Whitehall’s Chief Executive Officer and the other named executive officers during the years ended January 31, 2005, 2004 and 2003.
Summary Compensation Table

					Long-Term
					Compensation Awards

	Year	Annual Compensation		Other	Restricted	Shares
	Ended			Annual	Stock	Underlying	All Other
Name and Principal Position	Jan. 31	Salary	Bonus	Compensation	Awards(1)	Options(2)	Compensation(3)

John R. Desjardins	2005	$305,000	$—	$—	$—	—	$12,796
Executive Vice President	2004	$305,000	$45,700	$—	$—	—	$24,932
and Chief Financial Officer	2003	$305,000	$—	$—	$—	15,000	$38,477
Matthew M. Patinkin	2005	$280,000	$—	$—	$—	—	$9,457
Executive Vice President,	2004	$280,000	$40,500	$—	$—	—	$5,577
Operations	2003	$270,000	$—	$—	$—	20,000	$6,015
Debbie Nicodemus-Volker	2005	$190,385	$25,000	$91,731	$162,400	—	$125
Executive Vice President	2004	$—	—	$—	$—	—	—
of Merchandise(4)	2003	—	—	$—	$—	—	—
Lucinda M. Baier	2005	$63,750	$100,000	$2,469	$—	—	$—
Former Chief Executive Officer,	2004	$—	$—	$—	$—	—	$—
President and Chief Operating	2003	$—	$—	$—	$—	—	$—
Officer(5)
Hugh M. Patinkin	2005	$525,000	$—	$—	$—	—	$20,654
Former Chairman, Chief	2004	$525,000	$75,000	$—	$—	—	$21,188
Executive Officer and President	2003	$500,000	$—	$—	$101,200	150,000	$25,702
Manny A. Brown	2005	$235,000	$—	$—	$—	—	$671,685
Former Executive Vice	2004	$260,000	$37,425	$37,425	$—	—	$8,572
President, Operations(6)	2003	$250,000	$—	$—	$—	12,500	$12,784

(1)	On January 28, 2003, Whitehall’s former Chief Executive Officer received an award of 10,000 shares of restricted stock as an incentive award with respect to services to be rendered during the fiscal year ending January 31, 2004. The restrictions on shares of restricted stock lapse in three equal annual installments on the first, second and third anniversaries of the dates of each of the grants, except for the award to Mr. H. Patinkin, which vested in full upon death and the award to Mr. M. Brown (see footnote 6 below). Dividends or other distributions, if paid on shares of Common Stock generally, will be paid with respect to shares of restricted stock. As of January 31, 2005, the number and value of the aggregate restricted stock holdings of Whitehall’s former Chief Executive Officer and the other named executive officers were: Mr. H. Patinkin, 3,333 shares ($24,064); Ms. Baier, 50,000 shares ($361,000), Mr. Desjardins, 713 shares ($5,148); Mr. M. Brown, 0 shares ($0); Mr. M. Patinkin, 632 shares ($4,563); and Ms. Nicodemus-Volker, 20,000 shares ($144,400).

(2)	The shares underlying options shown for the fiscal year ended January 31, 2003 include separate option grants for services to be rendered during fiscal years 2003 and 2004. On February 7, 2002, as an incentive award with respect to services to be rendered during the fiscal year ended January 31, 2003, each of Whitehall’s former Chief Executive Officer and the following named executive officers were granted options to purchase shares of Whitehall’s Common Stock in the following amounts: Mr. H. Patinkin, 100,000; Mr. Desjardins, 10,000; Mr. M. Patinkin, 10,000; and Mr. M. Brown, 5,000. On January 28, 2003, as an incentive award with respect to services to be rendered during the fiscal year ending January 31, 2004, each of Whitehall’s former Chief Executive Officer and the other named executive officers were granted options to purchase shares of Whitehall’s Common Stock in the following amounts: Mr. H. Patinkin, 50,000; Mr. Desjardins, 5,000; Mr. M. Patinkin, 10,000; and Mr. M. Brown, 7,500. Prior to the date of Mr. Patinkin’s death, 16,666 of his options remained unvested. Pursuant to his stock option agreement, 5,555 of the unvested options became exercisable effective March 30, 2005 and will remain exercisable until March 30, 2006.

(3)	Payments in these amounts for fiscal year 2004 consists of (i) executive medical benefits, (ii) payments or reimbursements for life insurance premiums and (iii) payments in connection with separation agreements. The foregoing amounts were as follows:

	Executive	Life	Separation
	Medical	Insurance	Agreement
Name	Benefits	Premium	Payment	Total

Lucinda M. Baier	$—	$—	$—	$—
John R. Desjardins	$10,593	$2,203	$—	$12,796
Debbie Nicodemus-Volker	$125		$—	$125
Matthew M. Patinkin	$8,805	$652	$—	$9,457
Hugh M. Patinkin	$14,009	$6,645	$—	$20,654
Manny A. Brown	$4,375	$1,310	$666,000	$671,685

(4)	Ms. Nicodemus-Volker commenced employment with Whitehall on June 1, 2004. Ms. Nicodemus-Volker’s annual base salary is $300,000. Ms. Nicodemus-Volker also received $91,731 for amounts reimbursed during fiscal year 2004 for the payment or reimbursement of residential relocation expenses and taxes related thereto.

(5)	Ms. Baier tendered her resignation effective as of October 13, 2005. Pursuant to her employment agreement, dated November 30, 2004 and as amended on August 11, 2005, Ms. Baier has forfeited all of her shares of restricted Common Stock. Ms. Baier commenced her employment with Whitehall on November 30, 2004 as President and Chief Operating Officer. Ms. Baier’s annual base salary in such position was $425,000 during fiscal year 2004. Ms. Baier also received $2,469 for amounts reimbursed during fiscal year 2004 for the payment of taxes related to relocation expenses.

(6)	Mr. M. Brown tendered his resignation effective December 17, 2004. Pursuant to his separation and release agreement, Mr. M. Brown’s employment with Whitehall was deemed to have been terminated for good reason and therefore his awards of restricted stock vested in full and his options to purchase shares of Whitehall’s Common Stock vested in full and remain exercisable until December 17, 2006. Also pursuant to the separation and release agreement, Whitehall made a payment of $666,000 to Mr. M. Brown.
      General Information Regarding Options. The following tables show information regarding stock options exercised by and held by the executive officers named in the Summary Compensation Table. Stock options were not granted to any of the named executive officers in fiscal year 2004.
Option Exercises in Fiscal Year 2004 and Fiscal Year End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		in the Money
			Options as of		Options as of
	Shares		January 31, 2005		January 31, 2005
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

John R. Desjardins	—	$—	392,826	4,999	$—	$—
Debbie Nicodemus-Volker	—	$—	—	—	$—	$—
Matthew M. Patinkin	—	$—	377,869	6,666	$—	$—
Lucinda M. Baier	—	$—	—	—	$—	$—
Hugh M. Patinkin(1)	—	$—	1,329,315	49,999	$—	$—
Manny A. Brown(2)	—	$—	124,632	—	$—	$—

(1)	Mr. H. Patinkin passed away after January 31, 2005, the date as of which this table speaks. Prior to Mr. H. Patinkin’s death on March 30, 2005, only 16,666 of his options remained unvested. Pursuant to his stock option agreement, 5,555 of the unvested options became exercisable by his estate effective

March 30, 2005 and will remain exercisable until March 30, 2006. On October 9, 2005, a total of 776,233 of these options were forfeited.

(2)	Mr. M. Brown tendered his resignation effective December 17, 2004. Pursuant to his separation and release agreement, Mr. M. Brown’s employment with Whitehall was deemed to have been terminated for good reason and therefore his options to purchase shares of Whitehall’s Common Stock vested in full and remain exercisable until December 17, 2006.

SEVERANCE AND EMPLOYMENT AGREEMENTS
      Employment Agreement with Mr. Baumgardner. Mr. Baumgardner joined the Company in November 2005 as Chief Executive Officer. Under the terms of Mr. Baumgardner’s employment agreement, dated October 31, 2005, Mr. Baumgardner will receive an initial annual base salary of $500,000. He also received a one-time, lump sum payment of $500,000 as a signing bonus. Mr. Baumgardner will also eligible to participate in the Company’s Management Cash Bonus Plan. Under the plan, he will be eligible to receive an annual bonus of up to fifty percent (50%) of his base salary. Pursuant to the employment agreement and notwithstanding the foregoing, he will receive an annual bonus for the fiscal year ending January 31, 2007 of no less than $125,000. Under the terms of the employment agreement, Mr. Baumgardner received an employment inducement stock option award for the purchase of 325,235 shares of Common Stock of the Company at a purchase price equal to the higher of the fair market value (as defined in the Company’s 1997 Long-Term Incentive Plan) on Mr. Baumgardner’s first day of work or $0.75. The Company also agreed to grant Mr. Baumgardner an additional award for options on the closing of the sale of the Notes under the Prentice Agreement for a number of shares equal to 2% of the number of shares of the Company’s Common Stock for which the Notes would then be convertible. This second award of options will have an exercise price equal to the fair market value on the date of grant. Each of these option awards shall (i) provide for vesting in three equal annual installments commencing on the first anniversary of the date of grant (but will vest fully, if not already vested, upon a change in control), (ii) expire on the tenth anniversary of the date of grant and (iii) be subject to the same terms and conditions (subject to limited exceptions with respect to vesting on a change of control) as if granted under the Company’s 1997 Long-Term Incentive Plan. The employment agreement is for an initial term of three years, subject to earlier termination, and will be automatically extended for one additional year unless either party gives written notice of termination at least 60 days prior to the expiration of the term. The employment agreement provides that, if Mr. Baumgardner ’s employment is terminated without Cause (as defined in the employment agreement) during the employment period and prior to a change in control of the Company, he will continue to receive his base salary, target annual bonus payments and health and dental coverage for a period of twelve months. If Mr. Baumgardner terminates his employment with Good Reason, which includes a change of control in certain cases, (as defined in the employment agreement), he will receive his base salary and, if he executes a mutual release and non-disparagement agreement, target annual bonus payments and health and dental insurance for a period of twelve months. The severance payments described above will be reduced by the amount of any compensation that Mr. Baumgardner receives from a subsequent employer or from self-employment.
      Severance Agreements with Named Executive Officers. Whitehall has entered into severance agreements with each of John R. Desjardins, Executive Vice President and Secretary, dated May 7, 1996 and Matthew M. Patinkin, Executive Vice President, Operations, dated May 7, 1996.
      It is possible that the transactions contemplated by the Prentice Financing may cause a “change of control” under the severance agreements. A “change of control” is defined under the agreements to include (i) an acquisition by a third party (excluding certain affiliates of Whitehall) of beneficial ownership of at least 25% of the outstanding shares of Common Stock, (ii) a change in a majority of the incumbent Board of Directors and (iii) merger, consolidation or sale of substantially all of Whitehall’s assets if Whitehall’s stockholders do not continue to own at least 60% of the equity of the surviving or resulting entity. Pursuant to these agreements, the employees will receive certain payments and benefits if they terminate employment voluntarily six months after a “change of control,” or if, during a three-year period following a change in control (i) they terminate for “good reason,” as defined in the agreements (such as certain changes in duties, titles, compensation, benefits or work locations) or (ii) if they are terminated by Whitehall, other than for “cause,” as so defined. The severance agreements also provide for certain payments absent a change of control if they terminate employment for “good reason” or if they are terminated by Whitehall, other than for “cause.” Their payment will equal 2.5 times (1.5 times if a change of control has not occurred) their highest salary plus bonus over the five years preceding the change of control, together with continuation of health and other insurance benefits for 30 months (18 months if a change of control has not occurred). The severance agreements also provide for payment of bonus for any partial year worked at termination of employment equal to the higher of (x) the employee’s average bonus for the immediately preceding two years and (y) 50% of the maximum bonus the employee could have earned in the year employment terminates, pro rated for the portion of the year completed. To the extent any payments to either of these two senior executives under these agreements would constitute an “excess parachute payment” under section 280G(b)(1) of the Internal Revenue Code (the “Code”), the payments will be “grossed up” for any excise tax payable under such section, so that the amount retained after paying all federal income taxes due would be the same as such person would have retained if such section had not been applicable.
      Employment Agreements with Executive Officers. Whitehall has entered into employment agreements with each of Debbie Nicodemus-Volker, Executive Vice President of Merchandise, dated June 1, 2004, Jean K. FitzSimon, Senior Vice President and General Counsel, dated May 16, 2005, and Robert Evans, Executive Vice President — Administration and Chief Information Officer, dated June 10, 2005.
      Under the terms of Ms. Nicodemus-Volker’s employment agreement, Ms. Nicodemus-Volker will receive an initial annual base salary of $300,000. In addition, beginning for the fiscal year ending January 31, 2005 and in the sole discretion of the Compensation Committee of Whitehall’s Board of Directors, Ms. Nicodemus-Volker will have an opportunity to participate in Whitehall’s Management Cash Bonus Plan, with the same percentage bonus opportunity as Whitehall’s other Executive Vice Presidents. Furthermore, Ms. Nicodemus-Volker shall, in the sole discretion of the Compensation Committee, be eligible during her employment with Whitehall to be granted stock options, restricted stock and/or other equity-based compensation awards.
      Under the terms of Mr. Evans’ employment agreement, Mr. Evans will receive an initial annual base salary of $200,000. In the sole discretion of the Compensation Committee of Whitehall’s Board of Directors, Mr. Evans will have an opportunity to participate in Whitehall’s Management Cash Bonus Plan, with the same percentage bonus opportunity as Whitehall’s other Executive Vice Presidents. For the fiscal year ending January 31, 2006, Mr. Evans has a minimum bonus of $10,000. Furthermore, Mr. Evans shall, in the sole discretion of the Compensation Committee, be eligible during his employment with Whitehall to be granted stock options, restricted stock and/or other equity-based compensation awards.
      Under the terms of Ms. FitzSimon’s employment agreement, Ms. FitzSimon will receive an initial annual base salary of $250,000. In addition, in the sole discretion of the Compensation Committee of Whitehall’s Board of Directors, Ms. FitzSimon will have an opportunity to participate in Whitehall’s Management Cash Bonus Plan. Furthermore, Ms. FitzSimon shall, in the sole discretion of the Compensation Committee, be eligible during her employment with Whitehall to be granted stock options, restricted stock and/or other equity-based compensation awards.
      Each of Ms. Nicodemus-Volker’s, Ms. FitzSimon’s and Mr. Evans’ employment agreements is for an initial term of one year, subject to earlier termination, and will be automatically extended for one additional year unless either party to the applicable employment agreement gives written notice of termination at least 60 days prior to the expiration of the term.
      The employment agreements also provide that if the executive’s employment is terminated without Cause (as defined in each executive’s employment agreement), such executive will receive a severance payment equal to his or her base salary for a period of twelve months following termination, any accrued but unpaid salary and annual bonus through and including the effective date of the termination of his or her employment (determined on a pro rata basis for the number of days of the fiscal year for which the executive was employed by Whitehall), such annual bonus to be paid following the Compensation Committee’s determination of his or her annual bonus, if any, for the fiscal year in which the termination of employment occurred, and other employee benefits to which the executive was entitled on the date of the termination of his or her employment in accordance with the terms of the applicable plans.
      The employment agreements also provide Ms. Nicodemus-Volker, Ms. FitzSimon and Mr. Evans with certain benefits, including participation in Whitehall’s employee benefit plans generally available to executives of the Company (currently including health insurance, life insurance, participation in Whitehall’s 401(k) plan, automobile benefits and reimbursement for business expenses) and relocation assistance. The employment agreements also contain confidentiality, noncompete and nonsolicitation covenants from Ms. Nicodemus-Volker, Ms. FitzSimon and Mr. Evans.
      Employment Agreements with Former Executive Officers. Whitehall also entered into an employment agreement with Ms. Baier, the former President and Chief Operating Officer, dated November 30, 2004 and as amended on August 11, 2005. Under the terms of the employment agreement, as amended, if Whitehall terminated Ms. Baier’s employment without Cause (as defined in the employment agreement) or Ms. Baier terminated her employment within 60 days prior to December 9, 2005, Ms. Baier would be entitled to receive payment of an amount equal to her monthly base salary for a period of 12 months, any accrued but unpaid salary and vacation and annual bonus through and including the effective date of the termination of her employment (determined on a pro rata basis for the number of days of the fiscal year for which she was employed by Whitehall), such annual bonus to be paid following the Compensation Committee’s determination of her annual bonus, if any, for the fiscal year in which the termination of employment occurred, and other employee benefits to which she was entitled on the date of the termination of her employment in accordance with the terms of the applicable plans. Ms. Baier tendered her resignation on October 11, 2005, which is within 60 days prior to December 9, 2005, and therefore will be entitled to receive a severance payment described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth certain information regarding beneficial ownership of Whitehall’s Common Stock as of December 9, 2005, by (i) each person who is known by Whitehall to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of Whitehall, (iii) each of the executive officers named in the Summary Compensation Table and (iv) all directors and executive officers of Whitehall as a group.

	Amount of
	Beneficial	Percent of
Name of Beneficial Owner(1)	Ownership	Class(2)

5% Stockholders
Prentice Capital Management, LP(3)	2,094,346	12.49%
623 Fifth Avenue, 32nd Floor
New York, NY 10020
Holtzman Opportunity Fund, L.P.(4)	698,116	4.16%
Mr. Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd., 4th Floor
Wilkes Barre, Pennsylvania 18707
Newcastle Partners, L.P.(5)	2,018,400	12.04%
300 Crescent Court, Suite 1110
Dallas, TX 75201
Myron M. Kaplan(6)	1,386,600	8.27%
P.O. Box 385
Leonia, NJ 07605
Wasatch Advisors, Inc.(7)	1,331,952	7.95%
150 Social Hall Avenue
Salt Lake City, UT 84111
Dimensional Fund Advisors Inc.(8)	1,022,750	6.10%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

Directors and Executive Officers
Hugh M. Patinkin(9)	—	—
Matthew M. Patinkin(10)	894,269	5.22%
John R. Desjardins(11)	622,476	3.63%
Manny A. Brown(12)	127,920	*
Norman J. Patinkin(13)	90,645	*
Daniel H. Levy(14)	64,385	*
Richard K. Berkowitz(15)	62,913	*
Sanford Shkolnik(16)	29,697	*
Debbie Nicodemus-Volker(17)	17,105	*
Lucinda M. Baier(18)	—	*
All executive officer and directors as a group	1,791,490	10.69%

*	Less than 1%.

(1)	Except as set forth in the footnotes to this table, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Applicable percentage of ownership is based on 16,763,215 shares of Common Stock outstanding on December 9, 2005. Where indicated in the footnotes, this table also includes Common Stock issuable pursuant to stock options exercisable within 60 days of the filing of this Statement.

(3)	Share information based solely on information contained on a Schedule 13D, dated October 3, 2005, filed with the SEC, as amended from time to time. The share numbers and percentages assume that the Notes have not yet been issued. This Schedule 13 D indicates that PWJ Lending LLC (“PWJ Lending”) may be deemed to beneficially own 2,094,346 shares of Common Stock issued upon exercise of the Warrants. The Schedule 13D further indicates that PWJ Funding LLC (“PWJ Funding”) may be deemed to beneficially own 68,020,815 shares of Common Stock issuable upon the conversion of the Notes, including interest shares if interest will paid in Common Stock for the first three years of the Note, at a conversion price of $0.75. The Schedule 13D also indicates that each of Prentice Capital Management, LP and Michael Zimmerman may be deemed to beneficially own 70,115,161 shares of Common Stock, including the 2,094,346 shares issued upon exercise of the Warrants and 68,020,815 shares of Common Stock issuable upon conversion of the Notes. The Schedule 13D indicates that Prentice Capital Management, L.P. is the managing member of PWJ Funding and PWJ Lending. The Schedule 13D also indicates that Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management, LP, and (b) Prentice Capital GP, LLC the general part of certain investment funds. The Schedule 13D states that as such, Mr. Zimmerman may be deemed to control Prentice Capital Management, LP and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities described above. Each of Mr. Zimmerman and Prentice Capital Management, LP disclaimed beneficial ownership of all of shares described above. The Schedule 13D indicates that certain of the reporting persons to the Schedule 13D share voting and dispositive powers over the shares beneficially owned to the extent reported therein.

(4)	Share information based solely on information contained on a Schedule 13D, dated November 1, 2005, filed with the SEC, as amended from time to time. The share numbers and percentages assume that the Notes have not yet been issued. This Schedule 13D indicates that Holtzman Opportunity Fund, L.P. (“Holtzman Opportunity”) beneficially owns 698,116 shares of Common Stock issued upon exercise of the Warrants. If the Notes are issued, then Holtzman Opportunity at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock potentially issuable upon conversion of the Notes, including interest shares; such shares, together with shares issued upon exercise of the Warrants, would represent an aggregate of 23,364,783 shares of common stock. The Schedule 13D further indicates that each of Holtzman Financial Advisors, LLC (“Holtzman Advisors”), as the general partner of Holtzman Opportunity, and SH Independence, LLC (“Independence”), as Managing Member of Holtzman Opportunity, may each also be deemed to beneficially own 698,116 shares of Common Stock owned by Holtzman Opportunity issued upon exercise of the Warrants. If the Notes are issued, then each of Holtzman Advisors and Independence may each also be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock owned by Holtzman Opportunity potentially issuable upon conversion of the Notes, including interest shares; such shares, together with shares issued upon exercise of the Warrants, would represent an aggregate of 23,364,783 shares of Common Stock. Lastly, the Schedule 13D indicates that Seymour Holtzman, as the sole member of Independence, may also be deemed to beneficially own such shares. According to the Schedule 13D, each of Holtzman Opportunity, Holtzman Advisors, Independence and Seymour Holtzman may be deemed to have sole voting and dispositive power with respect to the reported shares.

(5)	Share information based solely on information contained on a Schedule 13D, dated October 26, 2005, filed with the SEC, as amended from time to time. This Schedule 13D indicates that Newcastle Partners, L.P. beneficially owns 2,018,400 shares of Common Stock and has sole voting and investment power with respect to the reported shares. Newcastle Capital Management, L.P., as the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. Newcastle Capital Group, L.L.C., as the general partner of Newcastle Capital Management, L.P., which in turn is the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. Mark E. Schwarz, as the managing member of Newcastle Capital Group, L.L.C., the general partner of

Newcastle Capital Management, L.P., which in turn is the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. Steven J. Pully, as President of Newcastle Capital Management, L.P., which is the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mr. Schwarz and Mr. Pully disclaim beneficial ownership of the shares of Common Stock held by Newcastle Partners, L.P., except to the extent of their pecuniary interest therein. By virtue of his position with Newcastle Partners, L.P., Newcastle Capital Management, L.P. and Newcastle Capital Group, L.L.C., Mark E. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by Newcastle Partners, L.P. On November 29, 2005, Newcastle announced its intention to commence a tender offer to acquire, through JWL Acquisition Corp., a wholly owned subsidiary of Newcastle, all outstanding shares of Common Stock of the Company. On December 5, 2005, Newcastle filed with the SEC a Schedule TO, a Schedule 14A and a Schedule 13D/ A announcing that JWL Acquisition Corp. had commenced a tender offer for all the shares of Common Stock of the Company.

(6)	Share information based solely on information contained on a Form 4, dated April 15, 2005, filed with the SEC. This Form 4 indicates that Myron M. Kaplan has sole voting and investment power with respect to the reported shares.

(7)	Share information based solely on information contained on a Schedule 13G/ A, dated February 14, 2005, filed with the SEC. This Schedule 13G/ A indicates that Wasatch Advisors, Inc., an investment adviser registered under section 203 of the Investment Advisers Act of 1940, has sole voting and investment power with respect to the reported shares.

(8)	Share information based solely on information contained on a Schedule 13G, dated February 9, 2005, filed with the SEC. This Schedule 13G indicates that Dimensional Fund Advisors Inc., an investment adviser registered under section 203 of the Investment Advisers Act of 1940, has sole voting and investment power with respect to the reported shares.

(9)	Mr. Hugh M. Patinkin passed away prior to the date as of which the table speaks. Mr. Patinkin served as Chairman and Chief Executive Officer of Whitehall until the time of his death.

(10)	Includes 384,535 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Statement. Includes 185,208 shares solely owned by Robin J. Patinkin, as Trustee of the Robin Patinkin UA2-2-92 Trust. Robin J. Patinkin, Matthew Patinkin’s wife, has sole investment power with respect to such shares. Includes 32,406 shares held by Matthew M. Patinkin and Robin J. Patinkin, as Trustees of various trusts for the benefit of their children. Includes 13,281 shares held by Robin J. Patinkin, as Trustee of various trusts for the benefit of the children of Matthew M. Patinkin and Robin J. Patinkin, with respect to which shares Matthew M. Patinkin disclaims beneficial ownership because Robin J. Patinkin has sole voting and investment power with respect to such shares. The mailing address of Matthew M. Patinkin is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(11)	Includes 396,159 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Statement. The mailing address of John R. Desjardins is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(12)	Includes 124,632 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Statement. Mr. M. Brown tendered his resignation effective December 17, 2004. Pursuant to his separation and release agreement, Mr. M. Brown’s employment with Whitehall was deemed to have been terminated for good reason and therefore his options to purchase shares of Whitehall’s Common Stock vested in full and remain exercisable until December 17, 2006. Includes 750 shares owned by Marcy Brown, Mr. M. Brown’s wife, in her self directed IRA account, with respect to which shares Manny A.

Brown disclaims beneficial ownership. The mailing address of Manny A. Brown is 184 Oak Knoll Terrace, Highland Park, IL 60035.

(13)	Includes 47,366 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Statement. Includes 1,111 shares of restricted Common Stock granted on February 19, 2004, which restrictions lapse in equal installments on February 19, 2006 and February 19, 2007. Includes 1,667 shares of restricted Common Stock granted on March 3, 2005, which restrictions lapse in equal installments on March 3, 2006, March 3, 2007 and March 3, 2008. Includes 1,402 shares of restricted Common Stock granted on April 13, 2005, which restrictions lapse on April 13, 2006. The mailing address of Norman J. Patinkin is c/o United Marketing Group, L.L.C., 5724 North Pulaski, Chicago, Illinois 60647.

(14)	Includes 49,444 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Statement. Includes 1,111 shares of restricted Common Stock granted on February 19, 2004, which restrictions lapse in equal installments on February 19, 2006 and February 19, 2007. Includes 1,667 shares of restricted Common Stock granted on March 3, 2005, which restrictions lapse in equal installments on March 3, 2006, March 3, 2007 and March 3, 2008. Includes 1,402 shares of restricted Common Stock granted on April 13, 2005, which restrictions lapse on April 13, 2006. The mailing address for Daniel H. Levy is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(15)	Includes 47,972 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Statement. Includes 1,111 shares of restricted Common Stock granted on February 19, 2004, which restrictions lapse in equal installments on February 19, 2006 and February 19, 2007. Includes 1,667 shares of restricted Common Stock granted on March 3, 2005, which restrictions lapse in equal installments on March 3, 2006, March 3, 2007 and March 3, 2008. Includes 1,402 shares of restricted Common Stock granted on April 13, 2005, which restrictions lapse on April 13, 2006. The mailing address for Richard K. Berkowitz is Good Island Blvd. #2006, Aventura, Florida 33160.

(16)	Includes 6,141 shares of Common Stock issuable pursuant to presently exercisable stock options. Includes 1,111 shares of restricted Common Stock granted on February 19, 2004, which restrictions lapse in equal installments on February 19, 2006 and February 19, 2007. Includes 1,667 shares of restricted Common Stock granted on March 3, 2005, which restrictions lapse in equal installments on March 3, 2006, March 3, 2007 and March 3, 2008. Includes 1,402 shares of restricted Common Stock granted on April 13, 2005, which restrictions lapse on April 13, 2006. The mailing address of Sanford Shkolnik is c/o Encore Investments, LLC, 101 West Grand Avenue, Chicago, Illinois 60610.

(17)	Includes 13,333 shares of restricted Common Stock granted on June 1, 2004, which restrictions lapse in equal installments on June 1, 2006 and June 1, 2007. The mailing address of Debbie Nicodemus-Volker is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(18)	Ms. Baier tender her resignation on October 11, 2005. Pursuant to her employment agreement, dated November 30, 2004 and as amended on August 11, 2005, Ms. Baier has forfeited all of her shares of restricted Common Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      At the end of fiscal year 2004, Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin owned a 52% equity interest in Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company, which own and operate primarily mall-based snack food stores. A substantial portion of the remaining equity interest is owned by the adult children and other family members of Norman Patinkin, a member of the Board of Directors. One of Norman Patinkin’s adult children is a director and chief executive officer of Double P Corporation. During fiscal year 2004, Messrs. Hugh Patinkin, John Desjardins and

Matthew Patinkin spent a limited amount of time providing services to Double P Corporation, PDP Limited Liability Company and CBN Limited Liability Company, and such services were provided in accordance with Whitehall’s Code of Conduct. Messrs. Hugh Patinkin, John Desjardins and Matthew Patinkin received no remuneration for these services other than reimbursement of expenses incurred. In the past, Whitehall and Double P Corporation agreed to divide and separately lease contiguous mall space. Whitehall and Double P Corporation concurrently negotiated separately with each landlord (“Simultaneous Negotiations”) to reach agreements for their separate locations. Since Whitehall’s initial public offering, its policy had required that the terms of any such leases must be approved by a majority of Whitehall’s outside directors. Whitehall had conducted such negotiations in less than ten situations since Whitehall’s initial public offering in 1996. Whitehall’s current policy is that it will no longer enter into such Simultaneous Negotiations.
      Whitehall offers health insurance coverage to the members of its Board of Directors. The health insurance policy options and related policy cost available to the Directors are the same as those available to Whitehall’s senior level employees.
      Whitehall operated a program under which executive officers and directors, and parties introduced to Whitehall by its executive officers and directors, were permitted to purchase most Whitehall merchandise at approximately ten percent above Whitehall’s cost. No such purchases were made under this program during fiscal year 2004 as compared to approximately $174,000 of such purchases in fiscal year 2003. This program was discontinued during the third quarter of fiscal year 2004. Executive officers and directors, and parties introduced to Whitehall by its executive officers and directors, are now permitted to purchase Company merchandise at the same level of discount that is offered to Whitehall’s support office employees, field supervisors and store managers, which is less favorable in comparison to the discount that was offered under the discontinued program.

EXHIBIT INDEX

Exhibit
No.	Document

(a)(1)	Letter dated December 16, 2005 from the Company to its stockholders
(a)(2)	Press release issued by the Company on December 9, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2005)
(a)(3)	Quarterly Report on Form 10-Q for the period ending October 31, 2005 (as filed by the Company with the SEC on December 9, 2005)
(a)(4)	Press release issued by the Company on December 7, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 7, 2005)
(a)(5)	Press release issued by the Company on November 29, 2005
(a)(6)	Press release issued by the Company on November 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
(a)(7)	Press release issued by the Company on October 27, 2005
(a)(8)	Press release issued by the Company on October 4, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2005)
(e)(1)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(2)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(3)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)